FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934





For the month of June 2005
Commission File Number 1-8320

Hitachi, Ltd.
(Translation of registrant's name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___×___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __×__

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___×___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This report on Form 6-K contains the following:

1. Annual Report for the year ended March 31, 2005 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.

(Registrant)

Date July 26, 2005 By



Takashi Hatchoji

Senior Vice President and Executive Officer

Annual Report 2005

Year ended March 31, 2005

HITACHI
Inspire the Next



SUPERMARKETS AND OTHER PLACES

E
See page 03


Growers


Distributors


Stores


Consumers
μ-chips (Traceability)


Pumps

Power Lines





HOMES

I
See page 05


Plasma TVs
HDD/DVD Recorders


maxell
DVDs


PCs


Refrigerators, Room Air Conditioners, Washing Machines, Vacuum Cleaners

CONDOMINIUMS

D
See page 03


Building Management Systems (Elevators)

Construction Machinery



ge 05

AUTOMOBILES

J
See page 05


Automotive Products





TRAIN STATIONS



A
See page 02

Railway Systems



Escalators

FACTORIES



C
See page 04

Semiconductor Manufacturing Equipment

HOSPITALS



C
See page 03

Biomedical Equipr

OFFICE BUILDINGS



SAN/NAS Storage Systems

BANKS



B
See page 02

Finger Vein Authentication Systems (ATM)

CITY HALLS



e-Governments Solutions

Power Plants





Credit Cards

OUTSIDE



F
See page 04

LCDs for Mobile Phones

OUTSIDE



H
See p

Portable Music Players with Internal HDDs

ABOUT THE "HITACHI TREE"
Used in our advertising activities continuously since 1973, the "Hitachi Tree" symbolizes our contribution to society through our myriad businesses.







The Hitachi Group has spread its roots, driven by a corporate philosophy of contributing to society through technology. With a thick trunk in the form of outstanding manufacturing technologies and branches and leaves representing the various businesses developed with those technologies, Hitachi has grown into one of Japan's leading corporate groups, an organization of over 1,000 companies, including subsidiaries and affiliates. The broad knowledge base, information systems and social infrastructure and the technologies that integrate and combine these that we have assembled over our 90 years in business give the Hitachi Group an overwhelming competitive edge.

Without knowing it, most people come into contact with Hitachi Group technology almost every day. That's because vital Hitachi technologies play an active role in just about every conceivable field of industry. Take our plasma TVs, refrigerators and other home appliances. Take the μ-chip, which is expected to spawn new solutions. Take rail vehicles and automotive equipment. And take the distribution and financial services, which aren't as obvious. These products and services, some visible, some not, support our lifestyles, businesses and society. Hitachi will continue to contribute to the realization of lifestyles with even greater convenience and comfort by focusing on "New Era Lifeline Support Solutions" and "Global Products Incorporating Advanced Technology."

Examples of "New Era Lifeline Support Solutions" Businesses

Railway Systems

A

As Japan's only systems integrator in the railway systems field, Hitachi provides solutions for customers' various new-era needs in a broad range of fields, extending from rail vehicles, operations management and signaling systems, and substation systems to information services.

In the field of rail vehicles, Hitachi boasts experience and a proud track record over many years in the design, development and manufacture of bullet trains. In addition, the A-train concept, established with ground-breaking structures and methods, has won the support of many customers.

Leveraging its years of experience and proven capabilities, Hitachi is vigorously expanding its railway systems business overseas, as well as in Japan. In June 2005, Hitachi won the contract to supply rail vehicles to operate domestic services on the Channel Tunnel Rail Link (CTRL) and local lines in the U.K. This line is scheduled to open in 2009.



A Hitachi train, which will operate domestic services on the Channel Tunnel Rail Link (CTRL) and local lines in the U.K.

Finger Vein Authentication Systems

B



An ATM equipped with Hitachi's finger vein authentication system

In recent years, there has been a growing need for biometric authentication, which offers an inherently higher level of security, in order to prevent the loss of trust that can be caused by the leak of personal information, a problem that can affect a company's ability to survive.

Seeing this need, Hitachi developed an authentication system that reads a finger's vein pattern. The use of a vein pattern makes forgery, falsification or impersonation extremely difficult, affording a high level of security. Hitachi has already deployed over 5,000 units of the finger vein authentication system in Japan and overseas for PC login and room access systems. Compared with other biometric authentication systems, this system has more accurate certification as well as a shorter authentication time thanks to the smaller volume of data and compact size of hardware. These advantages put the finger vein system at the front of the pack when it comes to applications in fields requiring outstanding security. Hitachi has also developed an ATM incorporating this technology, which banks and other financial institutions in Japan are starting to adopt.

Biomedical Business

C

The biomedical market today is being shaped by a number of dynamics, including the increasing sophistication and performance of medical equipment, the growing application of biotechnology in medicine, and the diversification of services targeting medical institutions.

Hitachi is boosting resources for the development of competitive products in the imaging diagnostics and treatment areas, including Open Magnetic Resonance Imaging (MRI) systems, ultrasound equipment and proton beam therapy systems. Hitachi is supplying a proton beam therapy system to M.D. Anderson Cancer Center, one of the largest hospitals specializing in the treatment of cancer in the U.S. In the biometric diagnostic field, Hitachi is expanding its clinical diagnostic equipment and DNA sequencer businesses. Hitachi commands a world-leading share in the latter business. At the same time, it is pushing forward with the development of next-generation DNA diagnostic devices. In the medical information and services fields, meanwhile, Hitachi is aiming to expand its medical finance services business and strengthen solutions businesses targeting pharmaceutical and medical organizations. Moreover, Hitachi is engaged in concerted efforts to foster businesses in the functional imaging field, including magneto cardiograph systems and optical topography systems.

Magnetocardiograph MC-6400


HITACHI
HITACHI

Urban Planning and Development Systems

D



IT condominium systems

Hitachi is developing into a new business pillar the provision of "Urban service infrastructure" that supports the creation of cities that are safe, comfortable and convenient. The foundation of this business is Hitachi's service network for comprehensive building management that was created as part of the elevator and escalator business. This foundation also incorporates the collective strengths of the Hitachi Group, including motion and intelligent sensing technology and financial services. By incorporating IT in apartment security systems, for example, Hitachi can allow residents to check whether doors are locked or control home appliances using a mobile phone, making apartment living more safe and pleasant.

Through various solutions grounded on technology assembled to date, Hitachi will provide services for safe, comfortable and convenient lifestyles.

μ-Chip Solutions

E

Hitachi's μ-chip is one of the world's smallest contactless Radio Frequency Identification IC chips, measuring a mere 0.4mm square. Each μ-chip has a unique 38-digit ID number that cannot be overwritten. By attaching a μ-chip to a product, various data, including product information and production history, can be stored on a host computer under tight security, with the unique ID number functioning as a key. Compared to rewriteable ID tags, μ-chips can be linked to a larger volume of data. Hitachi is promoting various applications for the μ-chip on top of product management and product authentication. Hitachi is offering progressive business solutions to develop new businesses involving services that deliver comfort, security and peace of mind to consumers and maximize efficiency for companies. Examples of these services include supply chain management (SCM) and traceability. The collective strengths of Hitachi, with its in-depth knowledge of industries and markets, can change how business is conducted. Hitachi's μ-chip solutions promise to do just that.


μ-Chip

A μ-chip field testing kit (top) and an enlarged photograph highlighting the relative sizes of μ-chips and grains of rice (bottom)

Examples of "Global Products Incorporating Advanced Technology" Businesses


LCDs
F


In
Plane
Switching

A 2.5-inch IPS low-temperature polysilicon TFT LCD for a digital still camera

LCD panels are used in a host of electronic equipment. They are key display devices supporting a highly advanced information society.

Hitachi has won strong support from many customers for its LCDs featuring proprietary In-Plane Switching (IPS) technology. This technology offers outstanding features such as a wide viewing angle, improved color reproducibility and a superior response speed for half tones.

In small and medium-sized LCDs, Hitachi supplies high-performance, high-resolution displays for mobile phones, digital cameras, video game devices and other applications that utilize Selectivity Enlarging Laser Crystallization (SELAX) technology. SELAX achieves low power consumption by allowing many internal circuits to be embedded in panels.

IPS technology, with its ability to produce vivid images, is ideally suited for LCD TVs and has already been used mainly in 32-inch models. In order to respond to future needs, Hitachi teamed up with Toshiba Corporation and Matsushita Electric Industrial Co., Ltd. in January 2005 to form IPS Alpha Technology, Ltd. This joint venture plans to start mass producing LCD panels for 32-inch and 26-inch TVs in the second quarter of fiscal 2006.


Semiconductor Manufacturing and Inspection Equipment
G

Semiconductors are key devices for all manner of products, from mobile phones, digital consumer electronics and computers to automobiles and industrial equipment. As needs increase for semiconductors with even finer lines, the equipment for manufacturing and inspecting them must incorporate ultra-fine lithography and inspection and analysis technologies of a nanometer order.

Hitachi can meet these exacting demands. It develops, manufactures and sells advanced critical dimension measurement scanning electron microscopes (CD-Measurement SEMs)—where we have a world-leading share—external wafer inspection systems, electron beam lithography systems, dry etching systems and chip mounters, among other products. Hitachi also sells photo-lithography systems for 300mm wafers manufactured by ASML Holding NV of the Netherlands. Hitachi thus supplies, on a global basis, high-quality semiconductor manufacturing and inspection and analysis systems offering high operating efficiency to support the mass production of cutting-edge devices. By providing total support from the development and manufacture of machinery to the proposal of optimal systems and after-sales service, Hitachi contributes significantly to advances in the quality of semiconductor devices and the achievement of higher production yields.

An advanced CD-Measurement SEM



Hard Disk Drives (HDDs)

H

Plasma TVs

I

Automotive Systems

J



A lineup of Hitachi HDDs (from left: 2.5 inch, 1.8 inch, 1.0 inch and 1.0 inch (planned))

HDDs are seeing rapidly expanding use in digital consumer electronics and other new fields in addition to existing IT applications, namely servers and PCs. Significant growth in HDD demand is expected in the coming years. With the broadest lineup of products in the industry and world-class R&D capabilities, Hitachi is well positioned to benefit. And it leads the industry in the highly promising field of 2.5-, 1.8- and 1.0-inch small HDDs. It is also developing high areal density technology that will make possible smaller HDDs with greater storage capacity using perpendicular magnetic recording technology. Hitachi has already achieved an areal density of 230 gigabits per square inch, the highest level at the time of development. China is another source of potential growth, with rapid expansion in the HDD market anticipated in this country. Hitachi is upgrading production, sales and support systems in this country.

As a leading manufacturer of plasma TVs, Hitachi has helped create the plasma TV market through accomplishments such as the launch of the world's first 32 inch/37 inch high definition plasma TVs and models incorporating high-capacity HDDs. Hitachi has also created "Wooo World," new lifestyle proposals that use plasma TVs as the nucleus for combining DVD cameras, HDD/DVD recorders and other new-generation AV devices. These efforts have won Hitachi strong applause from many customers in Japan. Hitachi also has been just as much a driving force in markets overseas. In markets from Asia to the U.S. and Europe, Hitachi has had a hand in creating plasma TV markets worldwide. This year, Hitachi will raise its profile further in AV digital consumer electronics through a tie-up with Paramount Pictures for promoting the blockbuster movie, *"War of the Worlds."* In order to strengthen this business further, Hitachi made Fujitsu Hitachi Plasma Display Limited a subsidiary, with the aim of unifying business strategy from the production of panels to assembly of finished products. Hitachi is also promoting a wide-ranging strategic partnership with Matsushita Electric Industrial Co., Ltd. in a broad range of plasma TV fields, including development, production, marketing and intellectual property.



A Hitachi 55 inch plasma TV



Four functions are essential to an automobile: driving, steering, braking and communicating. Toward creating Intelligent Transport Systems (ITS) that fuse these four functions, Hitachi is seeking to expand its automotive systems business by concentrating on four promising areas in three fields: "environment" (engine management systems and electric powertrain systems), "safety" (drive control systems) and "information" (vehicle information systems). Hitachi strengthened its R&D capabilities in this area through a merger with TOKICO LTD. and Hitachi Unisia Automotive, Ltd. that brought together a host of technologies. In other news, Hitachi established Hitachi Vehicle Energy, Ltd. with Shin-Kobe Electric Machinery Co., Ltd. and Hitachi Maxell, Ltd., both of which have much experience in battery businesses. This company is developing and manufacturing rechargeable lithium-ion batteries for hybrid electric vehicles.

[illegible] constantly deliver new value by [illegible] without being constrained by conventional thinking. And we will also vigorously take on the challenge of unfamiliar business fields. As has been our hallmark, we will continue to "breathe life into the coming age."

A breath of new life.

A catalyst of change.

To enable and usher in the new era.

HITACHI
Inspire the Next



Highlights of the Year

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2005, 2004 and 2003

			Millions of yen	Millions of U.S. dollars
	2005	2004	2003	**2005**
For the year:				
Revenues	**¥9,027,043**	¥8,632,450	¥ 8,191,752	**$84,365**
Operating income	**279,055**	184,863	152,967	**2,608**
Net income	**51,496**	15,876	27,867	**481**
Cash dividends declared	**36,462**	26,385	20,107	**341**
At year-end:				
Total assets	**¥9,736,247**	¥9,590,322	¥10,179,389	**$90,993**
Stockholders' equity	**2,307,831**	2,168,131	1,853,212	**21,569**
			Yen	U.S. dollars
Per share data:				
Net income:				
Basic	**¥ 15.53**	¥ 4.81	¥ 8.31	**$0.15**
Diluted	**15.15**	4.75	8.19	**0.14**
Net income per ADS (representing 10 shares):				
Basic	**155**	48	83	**1.45**
Diluted	**151**	47	82	**1.41**
Cash dividends declared	**11.0**	8.0	6.0	**0.10**
Cash dividends declared per ADS (representing 10 shares)	**110**	80	60	**1.03**
Stockholders' equity	**692.73**	657.42	550.76	**6.47**

Notes: 1. The consolidated figures in this annual report are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥107=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2005. See note 3 of the accompanying notes to consolidated financial statements.

2. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the remeasurement of the obligation upon adoption of EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," are included as part of operating income. See the consolidated statements of operations and notes 18, 19 and 20 to the consolidated financial statements. The restructuring charges mainly represent special termination benefits incurred with the reorganization of the business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio.

Cautionary Statement

Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "forecast," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify "forward-looking statements." Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the "forward-looking statements" and from historical trends. Certain "forward-looking statements" are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on "forward-looking statements," as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any "forward-looking statement" and from historical trends include, but are not limited to:

- fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;
- uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;
- rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;
- increasing commoditization of information technology products, and intensifying price competition in the market for such products;
- fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar;
- uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;
- general socio-economic and political conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;
- uncertainty as to Hitachi's access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;
- uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;
- uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;
- uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing; and
- uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi's periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

To Our Shareholders



In fiscal 2004, we reaped the benefits of past business structural reforms and initiatives to strengthen our businesses. This was underscored with higher sales and earnings. In fiscal 2005, the final year of "i.e.HITACHI Plan *II*," our current medium-term management plan, we will work to raise our ability to generate higher earnings. At the same time, guided by our founding philosophy of contributing to society through technology, and mindful of our obligation to fulfill our corporate social responsibility (CSR), we will push through initiatives that will ensure the medium- and long-term development of the Hitachi Group. The ultimate goal is to raise long-term shareholder value.

Etsuhiko Shoyama
President, Chief Executive Officer and Director

Fiscal 2004 Operating Results

In fiscal 2004, the year ended March 31, 2005, the global economy was generally strong, supported by growth in the U.S. In Japan, too, the economy was generally healthy throughout the fiscal year due to strength in exports and plant and equipment investment. On the downside, though, were rising inventories of electronic devices and slowing investment in plant and equipment for electronics-related products in the fiscal year's second half.

Under these circumstances, total consolidated revenues rose 5% year on year to ¥9,027.0 billion (US$84,365 million), with revenues in Japan up 2% and overseas revenues rising 10%. This was our third successive year of top-line growth. One reason was the benefits of business reorganization. In addition, many segments posted higher revenues. Power & Industrial Systems segment revenues rose along with growth in construction machinery sales. The Digital Media & Consumer Products segment saw strong growth in plasma TVs and other products due to a buoyant digital consumer electronics market in the first half of fiscal 2004. In the High Functional Materials & Components segment, revenues rose mainly because of higher sales of components and materials for electronics- and automotive-related fields.

Operating income climbed 51% to ¥279.0 billion (US$2,608 million), the result of sharply higher earnings in the Power & Industrial Systems, High Functional Materials & Components and other segments, as well as vigorous cost-cutting. The latter included reducing operating expenses, mainly materials and energy expenses, and strengthening hands-on skills and techniques for quality manufacturing. As with revenues, this was the third consecutive year of operating income growth. Income before income taxes and minority interests rose 12% to ¥264.5 billion (US$2,472 million) and net income was up 224% to ¥51.4 billion (US$481 million).

Fiscal 2004 capital investment (excluding leasing assets) rose 29% to ¥382.1 billion (US$3,570 million), mainly due to investments related to increasing hard disk drive (HDD) output and transforming the product mix in the displays business. R&D expenditures increased 5% to ¥388.6 billion (US$3,632 million) and represented 4.3% of revenues. The Information & Telecommunication Systems segment accounted for 42% of R&D expenditures.

Our financial position continued to improve. While interest-bearing debt was on a par with a year ago at ¥2,502.5 billion (US$23,388 million) on March 31, 2005, stockholders' equity rose ¥139.7 billion to ¥2,307.8 billion (US$21,569 million). As a result, the stockholders' equity ratio improved 1.1 point to 23.7%, and the debt/equity ratio (interest-bearing debt/(minority interests + stockholders' equity)) improved 0.06 point year on year to 0.78 times. This means that we achieved our medium-term management plan target of 0.8 times one year ahead of schedule.

The annual cash dividend per share was raised from ¥8.0 in fiscal 2003 to ¥11.0 in fiscal 2004.

"i.e.HITACHI Plan *II*" Medium-Term Management Plan

Under "i.e.HITACHI Plan *II*," which ends in fiscal 2005, we have been reshaping our business portfolio, taking actions such as growing targeted fields and creating new businesses. These efforts have been aimed at setting Hitachi apart and bolstering our ability to compete by leveraging the aggregate strengths of the Hitachi Group, as a collection of strong businesses. Our focus has been on two business domains in particular—"New Era Lifeline Support Solutions," which strengthen and fuse information system services and social infrastructure systems; and "Global Products Incorporating Advanced Technology," which is centered on highly competitive hardware and software—to derive synergies while differentiating Hitachi in the marketplace. By generating high earnings through the delivery of competitive products and services, we are determined to meet the expectations of shareholders, customers, employees and other stakeholders.

A Focus on Targeted Fields

Our basic stance is that we must make individual businesses stronger. In this regard, we have restructured the Hitachi Group internally as well as entered alliances, formed joint ventures, and acquired and sold companies, among other actions. These actions continue to this day.

One business we are focusing on is automotive systems, which is where we can leverage the wide-ranging technologies of the Hitachi Group. In October 2004, Hitachi, Ltd. merged with equity-method affiliate TOKICO LTD. and subsidiary Hitachi Unisia Automotive, Ltd. to strengthen the ability to develop products in the engine management system and drive control system fields, as well as improve operating efficiency. In another move, we teamed up with subsidiaries Shin-Kobe Electric Machinery Co., Ltd. and Hitachi Maxell, Ltd. to establish Hitachi Vehicle Energy, Ltd. This new company was formed to develop and manufacture rechargeable lithium-ion batteries for hybrid electric vehicles. Moreover, in May 2005, we announced that we would be strengthening ties with Clarion Co., Ltd. in the Car Information Systems (CIS) field. This will be an extension of joint development projects with Clarion in the past.

We also reinforced businesses connected with flat-panel TVs, which are expected to see a surge in demand. In April 2005, we made Fujitsu Hitachi Plasma Display Limited (FHP) a subsidiary by acquiring part of Fujitsu Limited's stake in this company, which manufactures and sells plasma display panels (PDPs). This move unified business strategy in PDPs and plasma TVs as well as strengthened competitiveness in terms of price. In LCD panels for TVs, operations commenced in January 2005 at IPS Alpha Technology, Ltd., a joint venture Hitachi formed with Toshiba Corporation and Matsushita Electric Industrial Co., Ltd. IPS Alpha Technology is an equity-method affiliate of Hitachi. Plans call for the start of mass production at this company between July and September 2006.

In April 2004, Hitachi Metals, Ltd. merged its magnetic materials business with the same business of Sumitomo Special Metals Co., Ltd. to form NEOMAX Co., Ltd., which became a subsidiary. This merger was made to strengthen the magnetic materials business, where growth is forecast worldwide. Furthermore, in October 2004, Hitachi sold its entire stake in printer subsidiary Hitachi Printing Solutions, Ltd. to Ricoh Company, Ltd.

Past actions to reshape our portfolio are steadily producing results. Two semiconductor-related companies established with other companies saw their operating results improve in fiscal 2004. One was equity-method affiliate Renesas Technology Corp., a joint venture established in April 2003 with Mitsubishi Electric Corporation. The other was Elpida Memory, Inc., an equity-method affiliate established with NEC Corporation in 1999. Elpida Memory listed on the Tokyo Stock Exchange in November 2004.

Speeding Up Global Business Development

Bolstering its competitiveness overseas is another way Hitachi is driving growth. We are concentrating resources on businesses and products where we can be one of the top three players in the global market, as we look to accelerate the pace at which we develop our businesses globally.

In the "Global Products Incorporating Advanced Technology" domain, we have strong positions in HDDs, optical disk drives, recording media and highly functional materials and components. And we are growing plasma TVs, LCD projectors and other products. In the "New Era Lifeline Support Solutions" domain, our SAN/NAS storage solutions business is expanding steadily. Moreover, in the Power & Industrial Systems segment, sales of construction machinery and power systems are climbing, and we are working to capture more orders for railway systems and other products.

Overseas revenues rose 10% year on year in fiscal 2004, lifting the share of overseas revenues to total revenues by 2 points to 36%. Growth in sales to Asia was strong, particularly to China, where revenues jumped 25% from fiscal 2003.

The Hitachi Group aims to develop business in regions around the world as a "truly local company." We have stationed full-time regional representatives in Europe, North America and China and have decided to promote locally led business development that takes into account the special characteristics of each region. From October through November last year, we staged the "Hitachi Exhibition—China 2004" in Beijing, Shanghai and Guangzhou. This exhibition was staged to promote understanding of the Hitachi Group's innovativeness and collective strengths. In addition, in April 2005, we established Hitachi (China) Research & Development Corporation as an R&D base for supporting the development of Hitachi Group business in China.

Growing Targeted Fields, Creating New Businesses and Capturing Group Synergies

Besides aiming for growth in targeted fields, "i.e.HITACHI Plan *II*" also incorporates elements that look into the future. An integral part of the plan is to create and nurture businesses that will support Hitachi's medium- and long-term growth.

Mainstay and new businesses that will drive our growth have been designated as "Inspire A Businesses." For example, businesses where Hitachi can best leverage its strengths, in an environment where elemental technologies and markets now cut across several business groups, in particular have been designated as "Inspire A Businesses." Hitachi will take whatever steps are necessary to reinforce these businesses to support their future development. This will include allocating resources and establishing an operating framework that facilitates collaboration among many businesses in the Hitachi Group. Furthermore, Hitachi is continuing with measures designed to nurture employees and create new businesses, including the establishment of virtual venture companies by "corporate senior staff."

In the storage products business, we aim to be the overall number-one in the global marketplace as a vertically integrated solutions vendor with two key businesses. One is SAN/NAS storage solutions. Here we command a leading position in the high-end market. The other is HDDs, where demand is growing for use in digital consumer electronics and other products, in addition to IT applications. In the biomedical business, we are making up-front investments in R&D and other areas in fields such as imaging analysis and DNA diagnostics. In automotive systems, where we aim for high growth globally, we are strengthening business to create Intelligent Transport Systems (ITS). In the urban planning and development systems business, which centers on elevators and escalators, we intend to expand our solutions business utilizing IT, energy, security and other wide-ranging Hitachi Group management resources. In digital consumer electronic products, our strategy is to leverage vertical integration with LCDs, PDPs, optical disk drives and other core components to make our products more competitive.

R&D is another area we are beefing up. We will reinforce R&D in respect of both frontier research, and platform research that can be used by the whole Hitachi Group. The former aims to cultivate future mainstay businesses, while the latter has a more immediate focus of improving productivity and quality as well as quickening the pace of product development. Hands-on skills and techniques for quality manufacturing will also be reinforced through the passing down of technology through the WorldSkills Competition and in other ways.

In April 2004, we established the Hitachi Group Headquarters to improve management of the Group. This internal organization is at the center of our efforts to raise our earnings by capturing synergies using the size of the Hitachi Group and through other means. We have been successful on several fronts. Project C *II*, which was initiated to improve the efficiency of working capital, has been instrumental in reducing the number of days it takes to turn over inventory and accounts receivable from 79.3 days at March 31, 2003 to 74.4 days at March 31, 2005. Meanwhile, Project D, launched to reduce procurement costs, yielded year-on-year savings of ¥300.0 billion in fiscal 2004.

Improving Shareholder Value

In fiscal 2005, we are determined to increase earnings further. We will enforce measures to manage business risk and to counter factors pressuring our earnings. At the same time, we will vigorously promote further cost-cutting and other initiatives. We will also continue to nurture and reinforce businesses with up-front investments for future growth.

In the Information & Telecommunication Systems segment, project management will be strengthened on a group-wide basis and development capabilities will be upgraded to improve the profitability of HDDs. In Electronic Devices, ongoing efforts will target the realignment of our product lineup, mainly in respect of LCDs. The Power & Industrial Systems segment has posted lackluster earnings in recent years. However, with fiscal 2004 bringing a closure to actions to deal with unprofitable projects, we expect the segment as a whole to deliver a solid performance in fiscal 2005, paced by construction machinery and urban planning and development systems. In the Digital Media & Consumer Products segment, we will continue to unify PDP and plasma TV business strategy and make our products more price competitive. We are forecasting higher revenues and earnings again in fiscal 2005 due to these and other measures. The measures we will execute to raise earnings continue to target positive FIV*.

* FIV (Future Inspiration Value)
FIV is Hitachi's economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

Hitachi will celebrate its 100th anniversary in 2010. With one eye on this important milestone, we will formulate a new management vision and strategy for the Hitachi Group and pursue business and technology portfolios that leverage the strengths of the Hitachi Group. The goal will remain higher earnings. In R&D, we have divided activities into three fields: Mechanical & Electrical, Electronics and Information. By strengthening technology platforms supporting core technologies in these three fields and through vertical integration of businesses and the black-boxing of technology, we will reinforce and nurture number-one businesses that make full use of the collective strengths of the Hitachi Group. In this way, we will continue to translate our philosophy of contributing to society through technology into concrete actions.

Hitachi aims to utilize the latest technologies to become our customers' "best solutions partner." Drawing on all of the Group's diverse resources and leveraging fully our unmatched, unique strengths, we are determined to become more competitive. This is how we will meet the expectations of our stakeholders, including shareholders, customers and employees, and society. And this is how we will drive an increase in the Hitachi Group's corporate value, and thus long-term shareholder value.

June 24, 2005



Etsuhiko Shoyama
President, Chief Executive Officer and Director

Corporate Governance

Hitachi, Ltd. and its 18 publicly owned Group companies have adopted the Committee System under the Japanese Commercial Code since June 2003, in order to strengthen corporate governance. By demarcating responsibilities for management oversight and those for the execution of business operations, Hitachi is working to create a framework for quick business operation and the execution of core strategies contained in the "i.e.HITACHI Plan *II*" medium-term management plan, while making management highly transparent by adding four outside directors to the Board of Directors. Some of Hitachi's directors and executive officers serve concurrently as directors and committee members at Group companies. In addition, through the Group Management Committee, established when the Committee System was adopted, and the Hitachi Group Headquarters, established in April 2004, Hitachi is strengthening integrated management of the Group, improving management oversight of Group companies and executing business strategies formulated to enable the Hitachi Group to demonstrate its collective strengths. The goal is higher corporate value.

Board of Directors

The Board of Directors determines basic management policies and supervises executive officers in the performance of their duties while entrusting to executive officers considerable authority to make decisions with respect to Hitachi's business affairs. As of June 24, 2005, the Board of Directors was made up of 14 directors, four of whom are from outside Hitachi. Three directors serve concurrently as executive officers. A Board member to convene and preside over meetings of the Board of Directors does not concurrently serve as an executive officer.

Within the Board of Directors, there are three statutory committees—the Nominating Committee, Audit Committee and Compensation Committee—with outside directors accounting for the majority of members of each committee. In addition, Hitachi established the Group Management Committee of its own accord. The Board of Directors met on 14 separate occasions during the fiscal year ended March 31, 2005, and the attendance rate of directors at those meetings was 96%. The Nominating Committee, Audit Committee and Compensation Committee met 5, 12 and 7 times, respectively, during the fiscal year ended March 31, 2005.

(1) Nominating Committee

The Nominating Committee has the authority to decide on the particulars of proposals submitted to the General Meeting of Shareholders for the appointment and dismissal of directors. The Nominating Committee consists of five directors, three of whom are outside directors.

(2) Audit Committee

The Audit Committee audits the performance of directors and executive officers and has the authority to decide on proposals submitted to the General Meeting of Shareholders for the appointment and dismissal of independent auditors. The Audit Committee consists of five directors, three of whom are outside directors. Regarding the reliability of financial reports, the Audit Committee monitors the independent auditors, and receives the audit plans of the independent auditors in advance to ensure that these auditors are not influenced by executive officers. Moreover, the prior approval of the Audit Committee is required with respect to the remuneration of the independent auditors and non-audit work performed by these auditors.

(3) Compensation Committee

The Compensation Committee has the authority to determine remuneration policies for directors and executive officers and remuneration for individuals based on them. The Compensation Committee consists of five directors, three of whom are outside directors. The remuneration of executives is made up of a monthly salary and retirement allowance as well as a year-end bonus for directors and a performance-linked bonus for executive officers. The remuneration of directors is thus generally fixed, but the performance-linked bonus for executive officers is decided based on the Company's and an individual's personal performance. While Hitachi also grants stock options as an incentive to raise the enterprise value, the Company's remuneration system for executives predominantly involves the payment of remuneration in the form of cash.

(4) Group Management Committee

As a voluntarily established body that monitors and provides advice with respect to management of the Hitachi Group as a whole, the Group Management Committee complements the oversight functions of and decision-making on basic management policy of the Board of Directors. The Group Management Committee is made up of two divisions. Division 1 receives reports on various matters from the Hitachi Group's publicly listed companies for the purpose of improving the monitoring of Group companies. Division 2 deliberates on the medium-term direction of Group management and offers its views to the Board of Directors.

Regarding risk management, each division implements countermeasures, such as the formulation of rules and guidelines. Furthermore, internal audits are conducted to monitor and assess the status of business operations, including efficiency in the execution of day-to-day operations and legal compliance, so that improvements can be made. Moreover, to ensure strict legal compliance, Hitachi has various committees and a whistle-blower system.

The New York Stock Exchange Corporate Governance Listing Standards

Hitachi's ADSs are listed on the New York Stock Exchange (the "NYSE"). Hitachi is therefore required to comply with the NYSE's new corporate governance listing standards (the "NYSE Standards"), which were approved by the SEC in November 2003. As a foreign private issuer, Hitachi is not required to follow several of the NYSE Standards. Hitachi's corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain an NYSE listing and, in accordance with Section 303A.11 of NYSE's Listed Company Manual, a brief, general summary of those differences is provided as follows:

(a) Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. Hitachi's Board of Directors consists of 14 members, four of whom are "outside directors," as defined under the Commercial Code of Japan (the "Commercial Code"). The Commercial Code defines an outside director as a director (i) who does not execute the company's business, (ii) has never been an executive director (a director who executes the company's business), executive officer, manager or any other employee of the company or its subsidiaries, and (iii) who is not an executive director or executive officer of its subsidiaries or a manager or any other employee of the company or its subsidiaries.

(b) Non-management directors' executive sessions

The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. Neither the Commercial Code, nor Hitachi's Board of Directors Regulations require Hitachi non-management directors to hold such meetings.

(c) Committee member composition

The NYSE Standards require NYSE-listed companies to have a nominating/corporate governance committee, audit committee and compensation committee that are composed entirely of independent directors. Hitachi's nominating committee, audit committee and compensation committee are composed of a majority of outside directors in accordance with the Commercial Code.

(d) Miscellaneous

In addition to the above differences, Hitachi is not required to make its nominating, audit and compensation committees prepare a written charter that addresses either purposes and responsibilities or performance evaluations in a manner that satisfies the NYSE's requirements, make publicly available one or more documents which purport to summarize all aspects of its corporate governance guidelines, or adopt a code of business conduct and ethics for its directors, officers and employees that complies fully with the NYSE's requirements.

Board of Directors

(As of June 24, 2005)


Yoshiki Yagi


Etsuhiko Shoyama


Kotaro Muneoka


Takashi Miyoshi


Ginko Sato


Hiromichi Seya


Akira Chihaya


Toshiro Nishimura


Isao Uchigasaki


Takashi Kawamura


Yoshiro Kuwata


Hiroshi Kuwahara


Masayoshi Hanabusa


Ryuichi Seguchi

BOARD DIRECTOR (CHAIR)	**Yoshiki Yagi*(2)***	
DIRECTORS	* **Etsuhiko Shoyama(1)(3)**	***Representative Executive Officer President, Chief Executive Officer and Director***
	Kotaro Muneoka(2)	
	* **Takashi Miyoshi**	***Senior Vice President, Executive Officer and Director***
	Ginko Sato(1)(2)	*Honorary President, Japan Association for the Advancement of Working Women*
	Hiromichi Seya(1)(2)(3)	*Senior Corporate Advisor, Asahi Glass Co., Ltd.*
	Akira Chihaya(3)	*Representative Director and Chairman of the Board, Nippon Steel Corporation*
	Toshiro Nishimura(1)(2)(3)	*Founder, Senior Counsel of Nishimura & Partners*
	* **Isao Uchigasaki**	***Hitachi Group Executive Officer and Director***
	Takashi Kawamura	
	Yoshiro Kuwata	
	Hiroshi Kuwahara	
	Masayoshi Hanabusa*(1)(3)*	
	Ryuichi Seguchi	

* *Denotes directors who serve concurrently as executive officers.*

Numbers in parentheses beside names show committee membership: (1)Nominating Committee, (2)Audit Committee, and (3)Compensation Committee. Italicized numbers in bold type show committee chairman.

Executive Officers


Etsuhiko Shoyama


Isao Ono


Michiharu Nakamura


Masaharu Sumikawa


Kazuo Furukawa


Hiroaki Nakanishi


Takashi Hatchoji


Takashi Miyoshi


Takuya Tajima

REPRESENTATIVE EXECUTIVE OFFICER
PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Etsuhiko Shoyama

REPRESENTATIVE EXECUTIVE OFFICERS
EXECUTIVE VICE PRESIDENTS AND EXECUTIVE OFFICERS

Isao Ono — *Sales Operations, Information & Telecommunication Systems Business*

Michiharu Nakamura — *Research & Development, Business Incubation*

Masaharu Sumikawa — *Power & Industrial Systems Business, Automotive Systems Business, Production Engineering*

Kazuo Furukawa — *Information & Telecommunication Systems Business, Digital Media Business, Hitachi Group Global Business, Corporate Export Regulation, Business Development*

SENIOR VICE PRESIDENTS AND EXECUTIVE OFFICERS

Hiroaki Nakanishi — *Hitachi Group Global Business (North America)*

Takashi Hatchoji — *Hitachi Group Legal and Corporate Communications, Corporate Auditing, Human Resources*

SENIOR VICE PRESIDENT, EXECUTIVE OFFICER AND DIRECTOR

Takashi Miyoshi — *Finance, Corporate Pension System*

SENIOR VICE PRESIDENT AND EXECUTIVE OFFICER

Takuya Tajima — *Sales Operations*

VICE PRESIDENTS AND EXECUTIVE OFFICERS

Shigeharu Mano — *Power Systems Business*

Kazuhiro Mori — *Industrial Systems Business*

Kunihiko Ohnuma — *Urban Planning and Development Systems Business*

Manabu Shinomoto — *System Solutions Business, Platform and Network Systems Business*

Kazuhiro Tachibana — *Digital Media Business*

Taiji Hasegawa — *Automotive Systems Business*

Junzo Kawakami — *Automotive Systems Business (Suspensions and Brakes)*

Minoru Tsukada — *Hitachi Group Global Business (China)*

Masahiro Hayashi — *Sales Operations (Kansai Area)*

Makoto Ebata — *Hitachi Group Strategy, Hitachi Group Global Business*

Iwao Hara — *Human Resources*

Shozo Saito — *Power Systems Engineering*

EXECUTIVE OFFICERS

Yasuo Sakuta — *Intellectual Property*

Takao Suzuki — *Sales Operations (Chugoku Area)*

Koichiro Nishikawa — *Business Development*

HITACHI GROUP EXECUTIVE OFFICER AND DIRECTOR

Isao Uchigasaki — *Hitachi Group Overall Strategy*

Information & Telecommunication Systems

Revenues
¥2,268.3 billion

Operating Income
¥67.7 billion

Main Products and Services
- Systems Integration
- Software
- Disk Array Subsystems
- Hard Disk Drives
- Servers
- Mainframes
- PCs
- Telecommunication Equipment

This segment recorded a 2% year-on-year decline in revenues, to ¥2,268.3 billion (US$21,200 million), due in part to the effect of lower hardware prices. Operating income declined 3% year on year, to ¥67.7 billion (US$633 million), the result of unprofitable projects in the services business and other factors.

Software and Services

In software and services, sales rose compared with the previous fiscal year. Software sales declined year on year due to lower sales of platform software in line with falling demand for mainframes as well as other factors. This was despite healthy sales growth of middleware, particularly system operation management software. Services recorded higher year-on-year sales due to strong growth in the outsourcing business.

Earnings decreased due to unprofitable projects in the services business and other factors.

Hardware

Hardware sector sales decreased from the previous fiscal year. Storage products, one of Hitachi's targeted businesses, recorded lower year-on-year sales. This result reflected a decline in sales of disk array subsystems due to customers putting off purchases until the shipment of new products in the high-end market and other factors. Another factor was a slight decline in sales in HDDs on a yen basis, due to the impact of foreign exchange movements. Server operations saw sales fall sharply year on year due to lower prices and a shift in demand to low-priced models. PC operations also posted sharply lower sales because of a trend toward lower priced products and other factors. Telecommunications, however, recorded higher sales on the back of growth in sales of base stations for data communication systems for third-generation mobile phones in Japan as well as other factors.

Earnings rose year on year as a result of a smaller loss in HDD operations and increased earnings from telecommunications.

In October 2004, Hitachi's ATM and other information equipment businesses were integrated with those of Omron Corporation to form Hitachi-Omron Terminal Solutions, Corp. This joint venture company is a subsidiary of Hitachi. The same month, Hitachi established another subsidiary, ALAXALA Networks Corporation. A joint venture with NEC Corporation, ALAXALA integrated the backbone router and switch operations of Hitachi and NEC. Furthermore, Hitachi sold its entire stake in Hitachi Printing Solutions, Ltd., a company that develops, manufactures and sells printers, to Ricoh Company, Ltd.



The CyberGovernment Square showcases Hitachi's e-government solutions



A large disk array subsystem



"Blade Symphony" blade system, which integrates server, communications, storage and management software functions

Electronic Devices

Revenues
¥1,320.1 billion

Operating Income
¥37.0 billion

Main Products and Services
- LCDs
- Semiconductor Manufacturing Equipment
- Testing and Measurement Equipment
- Medical Electronics Equipment

Segment revenues edged up 1% year on year, to ¥1,320.1 billion (US$12,338 million), while operating income climbed 22%, to ¥37.0 billion (US$346 million).

Displays

Sales declined year on year. Small and medium-size thin-film transistor (TFT) LCDs recorded lower sales due to lackluster demand for LCDs used in mobile phones. Sales of large TFT LCDs also declined due to a large drop in prices of LCDs for PCs and TVs. Sales of picture tubes for projection TVs fell, too.

The sector posted a loss, a major reversal from the previous year's profit, due to a fall in LCD sales and to lower prices.

In January 2005, operations commenced at IPS Alpha Technology, Ltd., a joint venture Hitachi formed with Toshiba Corporation and Matsushita Electric Industrial Co., Ltd. IPS Alpha Technology is an equity-method affiliate of Hitachi. Plans call for the start of mass production of large LCD panels for TVs at this company in the second quarter of the fiscal year ending March 31, 2007.

Hitachi High-Technologies Corporation

Sales increased year on year. In electronic device systems, sales soared on the back of strong sales of semiconductor and LCD manufacturing equipment. Sales declined in both life science and information systems & electronic components, but rose in advanced industrial products.

Earnings were up markedly year on year, the result of significantly higher earnings in electronic device systems.

Hitachi Medical Corporation

Sales declined year on year, despite higher sales of X-ray CT systems. This decline was the result of lower sales of accessories for image analysis systems. Earnings declined year on year.



An 80cm TFT LCD TV (32-inch, 16:9 aspect ratio)



The NanoFrontier L, a high-performance liquid chromatograph for analyzing protein

Power & Industrial Systems

Revenues
¥2,515.3 billion

Operating Income
¥73.6 billion

Main Products and Services
- Nuclear Power Plants
- Thermal Power Plants
- Hydroelectric Power Plants
- Industrial Machinery and Plant Construction
- Automotive Products
- Construction Machinery
- Elevators
- Escalators
- Rail Vehicles
- Air-conditioning Equipment

Segment revenues rose 9% year on year, to ¥2,515.3 billion (US$23,508 million). While sales of power systems declined, automotive systems sales rose, boosted by the merger in October 2004 with TOKICO LTD. Sales of construction machinery also rose. Operating income climbed 117%, to ¥73.6 billion (US$689 million).

Power Systems

Sales declined year on year due to lower sales of power plants in Japan, despite growth in sales to overseas customers. Earnings also fell, reflecting the lower sales and additional expenses such as for environmental plants in Japan.

Industrial Systems

Both sales and earnings increased in this sector due to healthy growth in sales of railway systems, in addition to higher sales of industrial and air-conditioning equipment.

Automotive Systems

Sales rose year on year due to the merger with TOKICO LTD. in October 2004, as well as strong sales accompanying higher automobile production in Japan. Earnings, however, declined due to an increase in development expenses resulting from up-front investments.

Hitachi merged with TOKICO and Hitachi Unisia Automotive, Ltd. in October 2004 to strengthen the automotive systems business.

Urban Planning and Development Systems

Sales rose from the previous fiscal year due to the consolidation in July 2004 of Guangzhou Hitachi Elevator Co., Ltd., a former equity-method affiliate that manufactures and sells elevators and escalators in China. Earnings decreased from the previous fiscal year.

In July 2005, Hitachi plans to raise its equity interest in two equity-method affiliates in Thailand, one engaged in the manufacture and sales of elevators and escalators and the other in the provision of related maintenance services, to strengthen Hitachi's elevators and escalators business.

Hitachi Construction Machinery Co., Ltd.

Both sales and earnings rose year on year, driven higher by buoyant demand for construction machinery in overseas markets, including the U.S. and Europe.

Hitachi Plant Engineering & Construction Co., Ltd.

Sales rose year on year despite lower sales from construction of power plants. The increase reflected firm growth in sales for the installation of clean rooms, industrial systems and other products. However, earnings declined.



Proton Beam Therapy System for University of Texas, M.D. Anderson Cancer Center, Proton Therapy Center-Houston



Elevators for Japan Airport Terminal Co., Ltd., Haneda Airport Terminal 2



Hitachi Construction Machinery's excavator

Digital Media & Consumer Products

Revenues	Operating Income
¥1,280.3 billion	¥8.6 billion

Main Products and Services
- Optical Disk Drives
- TVs
- Mobile Phones
- LCD Projectors
- Room Air Conditioners
- Refrigerators
- Washing Machines
- Batteries
- Video Tapes
- Information Storage Media

Segment revenues rose 4%, to ¥1,280.3 billion (US$11,966 million), and operating income climbed 25%, to ¥8.6 billion (US$81 million).

Digital Media

Sales rose year on year on the back of strong sales of plasma TVs, optical disk drives and LCD projectors.

Earnings also rose on the contribution to earnings of strong sales in plasma TVs, optical disk drives and LCD projectors.

Home Appliances

Sales were on a par with the previous year as a whole. Although sales of room air conditioners rose, mainly in Europe and Asia, sales of refrigerators languished due to stiffer price-based competition in Japan.

However, thanks to the benefits of business structural reforms, earnings improved dramatically as the sector returned to profitability.

Hitachi Maxell, Ltd.

Sales declined year on year. While sales of rechargeable batteries, such as lithium-ion batteries for mobile phones, and sales in new businesses, such as optical components, were strong, sales of computer tapes and video and audio tapes declined due to falling prices.

Earnings also declined, the result of lower prices and an escalation in the cost of materials.



Digital consumer electronics
(DVD camcorders, LCD projectors and HDD/DVD recorders)



Home appliances
(Refrigerators, washer-dryers, room air conditioners and vacuum cleaners)


maxell
Li-ion
Rechargeable
maxell
Li-ion
Rechargeable

Hitachi Maxell's lithium-ion rechargeable batteries

High Functional Materials & Components

Revenues
¥1,504.3 billion

Operating Income
¥87.5 billion

Main Products and Services
- Wires and Cables
- Copper Products
- Semiconductor-related Materials
- Printed Wiring Boards and Related Products
- Organic and Inorganic Chemical Products
- Plastic Molded Products
- LCD-related Materials
- Specialty Steels
- Magnetic Materials
- Ductile Cast-iron Products
- Forged and Cast-steel Products

Segment revenues rose 16%, to ¥1,504.3 billion (US$14,059 million) due to the effect of consolidating NEOMAX Co., Ltd., as well as strong sales to companies in electronics- and automotive-related fields. Operating income climbed 87%, to ¥87.5 billion (US$818 million).

Hitachi Chemical Co., Ltd.

Sales rose year on year. Sales of electronics-related products increased due to growth in sales of slurry for chemical mechanical planarization, die bonding materials for semiconductors and anisotropic conductive films for LCDs. In chemical-related products, sales rose on higher sales of carbon anode materials for lithium-ion batteries and electromagnetic shielding films for plasma display panels and other products, in addition to strong growth in sales of automotive-related products, such as automotive molded parts and disk brake pads. In housing equipment and environmental facilities, sales rose on higher sales of system kitchens and other products.

Earnings also increased year on year due to growth in electronics-related products as well as a recovery in earnings at group companies, including Shin-Kobe Electric Machinery Co., Ltd. and Hitachi Powdered Metals Co., Ltd.

Hitachi Metals, Ltd.

Sales increased sharply year on year, the result in part of expansion in the scope of consolidation to include companies such as NEOMAX Co., Ltd., and Metglas, Inc. In high-grade metal products and materials, sales rose due to higher sales of electronics-related materials, including sputtering target materials for LCDs, and automotive components and materials. In electronics and IT devices, sales rose on sharply higher sales of magnets as well as growth in sales of multilayered components for mobile phones. In high-grade functional components and equipment, sales rose on a large increase in sales of high-grade ductile iron castings.

Earnings increased sharply due to higher sales and cost cutting.

Hitachi Cable, Ltd.

Sales increased year on year. In wires and cables, sales rose due to factors such as an increase in sales prices as the price of copper surged. In information and telecommunications networking, sales increased on strong growth in information network devices. Sales of sophisticated materials rose due to increased sales of semiconductor packaging materials for LCD driver ICs and high-speed memories as well as strong growth in auto parts.

Earnings increased due to higher sales and cost cutting.



Hitachi Chemical's carbon anode materials for lithium-ion batteries



Hitachi Metals' sputtering target materials for LCDs


ELPIDA

Hitachi Cable's μBGA (Ball Grid Array) packages, which are used in Elpida Memory's DDR2SDRAM

Logistics, Services & Others

Revenues
¥1,248.2 billion

Operating Income
¥9.8 billion

Main Products and Services
- General Trading
- Transportation
- Property Management

Segment revenues declined 1%, to ¥1,248.2 billion (US$11,666 million). Operating income climbed sharply to ¥9.8 billion (US$92 million), compared with the previous fiscal year when there were one-time charges such as for changes in pension plans. The higher earnings also reflect profit growth at Hitachi Transport System, Ltd., where system logistics performed strongly.

Hitachi Transport System, Ltd.

Sales increased year on year. In the domestic distribution business, sales rose on sharply higher sales in the third-party logistics solutions business, mainly due to new orders. Sales also increased in the overseas distribution business on higher volumes of goods handled.

Earnings rose year on year due to growth in the third-party logistics solutions business and cost cutting.

Others

Hitachi Mobile Co., Ltd. recorded higher year-on-year sales due to firm growth in sales in mobile communications and other businesses. On the other hand, this company saw earnings fall as costs increased in line with the development of sales bases and due to other factors.

General trading companies overseas posted lower sales, partly due to the transfer to Renesas Technology Corp. of semiconductor sales operations. Earnings declined due to the effect of lower prices for products and services.



Hitachi Transport System operates a third-party logistics solutions business

Financial Services

Revenues
¥529.6 billion

Operating Income
¥31.0 billion

Main Products and Services
- Loan Guarantees
- Leasing
- Insurance Services

Segment revenues decreased 4%, to ¥529.6 billion (US$4,950 million). Operating income climbed 39%, to ¥31.0 billion (US$290 million), partly the result of the transfer of the Substitutional Portion of Employees Pension Fund Liabilities at Hitachi Capital Corporation.

Hitachi Capital Corporation

Volume rose over the previous fiscal year. Earnings also increased, the result of efforts to pare operating expenses, particularly interest expenses.

In the finance sector, volumes declined in the automobile finance business as the company shifted its focus from automobile loans to leases. However, due to higher volumes of agriculture and medical equipment financing and home loans, overall finance sector volume increased, and earnings also increased.

In other financial services, volume rose due to an increase in alliance partners in the securitization and outsourcing businesses. Earnings were also up in this sector.


ETC
HITACHI CARD
HITACHI

Electronic toll collection auto card and multifunctional IC card

Segment Information

Years ended March 31, 2005, 2004 and 2003

Industry Segments

		Millions of yen			Millions of U.S. dollars
		2005	2004	2003	**2005**
Revenues	Information & Telecommunication Systems	**¥ 2,268,386**	¥ 2,314,552	¥ 1,899,651	**$21,200**
	Electronic Devices	**1,320,177**	1,312,380	1,570,069	**12,338**
	Power & Industrial Systems	**2,515,366**	2,297,913	2,297,068	**23,508**
	Digital Media & Consumer Products	**1,280,302**	1,226,955	1,205,551	**11,966**
	High Functional Materials & Components	**1,504,312**	1,297,085	1,248,550	**14,059**
	Logistics, Services & Others	**1,248,296**	1,256,266	1,449,594	**11,666**
	Financial Services	**529,695**	550,982	579,267	**4,950**
	Subtotal	**10,666,534**	10,256,133	10,249,750	**99,687**
	Eliminations & Corporate items	**(1,639,491)**	(1,623,683)	(2,057,998)	**(15,322)**
	Total	**9,027,043**	8,632,450	8,191,752	**84,365**
Operating income (loss) (note 2 on page 26)	Information & Telecommunication Systems	**¥ 67,761**	¥ 69,932	¥ 110,523	**$ 633**
	Electronic Devices	**37,017**	30,424	(23,242)	**346**
	Power & Industrial Systems	**73,661**	33,933	53,253	**689**
	Digital Media & Consumer Products	**8,694**	6,951	6,204	**81**
	High Functional Materials & Components	**87,514**	46,767	18,301	**818**
	Logistics, Services & Others	**9,808**	533	10,352	**92**
	Financial Services	**31,073**	22,388	12,067	**290**
	Subtotal	**315,528**	210,928	187,458	**2,949**
	Eliminations & Corporate items	**(36,473)**	(26,065)	(34,491)	**(341)**
	Total	**279,055**	184,863	152,967	**2,608**

Others

		2005	2004	2003
Number of employees	Information & Telecommunication Systems	**91,956**	91,254	86,630
	Electronic Devices	**26,492**	25,688	42,470
	Power & Industrial Systems	**92,919**	82,142	81,869
	Digital Media & Consumer Products	**34,458**	34,370	34,722
	High Functional Materials & Components	**59,172**	51,742	51,887
	Logistics, Services & Others	**34,113**	32,883	33,743
	Financial Services	**4,485**	4,490	4,448
	Corporate	**3,829**	3,775	3,803
	Total	**347,424**	326,344	339,572

		Millions of yen			Millions of U.S. dollars
		2005	2004	2003	2005
Capital investment (Property, plant and equipment)	Information & Telecommunication Systems	¥ **103,023**	¥ 82,052	¥ 72,752	$ **963**
	Electronic Devices	**47,039**	39,577	91,297	**440**
	Power & Industrial Systems	**98,348**	71,672	70,739	**919**
	Digital Media & Consumer Products	**38,426**	31,947	35,135	**359**
	High Functional Materials & Components	**75,535**	62,425	60,676	**706**
	Logistics, Services & Others	**31,160**	29,251	30,828	**291**
	Financial Services	**591,330**	522,894	467,678	**5,526**
	Subtotal	**984,861**	839,818	829,105	**9,204**
	Eliminations & Corporate items	**(25,268)**	(23,271)	(41,609)	**(236)**
	Total	**959,593**	816,547	787,496	**8,968**
Depreciation (Property, plant and equipment)	Information & Telecommunication Systems	¥ **77,289**	¥ 81,314	¥ 59,139	$ **722**
	Electronic Devices	**43,504**	52,013	112,786	**407**
	Power & Industrial Systems	**73,887**	73,503	70,175	**690**
	Digital Media & Consumer Products	**37,913**	37,802	40,841	**354**
	High Functional Materials & Components	**65,789**	66,771	73,055	**615**
	Logistics, Services & Others	**23,416**	25,702	28,836	**219**
	Financial Services	**100,316**	95,460	91,591	**938**
	Subtotal	**422,114**	432,565	476,423	**3,945**
	Eliminations & Corporate items	**2,966**	3,488	3,851	**28**
	Total	**425,080**	436,053	480,274	**3,973**
R&D expenditures	Information & Telecommunication Systems	¥ **164,765**	¥ 169,882	¥ 121,379	$ **1,540**
	Electronic Devices	**47,361**	40,923	105,549	**443**
	Power & Industrial Systems	**78,576**	69,868	64,634	**734**
	Digital Media & Consumer Products	**32,172**	33,221	33,875	**301**
	High Functional Materials & Components	**43,398**	43,384	41,741	**405**
	Logistics, Services & Others	**5,354**	12,525	8,553	**50**
	Financial Services	**2,347**	2,022	1,423	**22**
	Corporate items	**14,661**	–	–	**137**
	Total	**388,634**	371,825	377,154	**3,632**
Assets	Information & Telecommunication Systems	¥ **1,767,074**	¥1,759,163	¥ 1,702,104	**$16,515**
	Electronic Devices	**838,605**	899,821	1,345,835	**7,837**
	Power & Industrial Systems	**2,357,504**	2,191,091	2,194,445	**22,033**
	Digital Media & Consumer Products	**719,168**	781,386	782,420	**6,721**
	High Functional Materials & Components	**1,301,039**	1,185,662	1,298,973	**12,159**
	Logistics, Services & Others	**932,354**	1,027,699	1,016,599	**8,714**
	Financial Services	**2,157,409**	2,062,921	1,932,459	**20,163**
	Subtotal	**10,073,153**	9,907,743	10,272,835	**94,142**
	Eliminations & Corporate items	**(336,906)**	(317,421)	(93,446)	**(3,149)**
	Total	**9,736,247**	9,590,322	10,179,389	**90,993**

Geographic Segments

		Millions of yen			Millions of U.S. dollars
		2005	2004	2003	2005
Revenues					
Japan	Outside customer revenues	**¥ 6,598,002**	¥6,364,411	¥6,290,654	**$61,664**
	Intersegment transactions	**937,814**	854,532	1,026,916	**8,764**
	Total	**7,535,816**	7,218,943	7,317,570	**70,428**
Asia	Outside customer revenues	**1,059,197**	993,471	651,228	**9,899**
	Intersegment transactions	**388,249**	312,153	351,006	**3,629**
	Total	**1,447,446**	1,305,624	1,002,234	**13,528**
North America	Outside customer revenues	**798,266**	784,782	802,582	**7,460**
	Intersegment transactions	**34,224**	25,894	38,753	**320**
	Total	**832,490**	810,676	841,335	**7,780**
Europe	Outside customer revenues	**470,792**	404,278	379,615	**4,400**
	Intersegment transactions	**20,015**	32,949	28,382	**187**
	Total	**490,807**	437,227	407,997	**4,587**
Other Areas	Outside customer revenues	**100,786**	85,508	67,673	**942**
	Intersegment transactions	**3,545**	2,655	2,645	**33**
	Total	**104,331**	88,163	70,318	**975**
	Subtotal	**10,410,890**	9,860,633	9,639,454	**97,298**
	Eliminations & Corporate items	**(1,383,847)**	(1,228,183)	(1,447,702)	**(12,933)**
	Total	**9,027,043**	8,632,450	8,191,752	**84,365**
Operating income (note 2)					
Japan		**¥ 274,389**	¥ 177,102	¥ 155,684	**$ 2,565**
Asia		**27,538**	33,363	18,357	**257**
North America		**10,188**	4,733	6,336	**95**
Europe		**16,382**	10,512	6,720	**153**
Other Areas		**3,260**	3,245	2,097	**31**
	Subtotal	**331,757**	228,955	189,194	**3,101**
	Eliminations & Corporate items	**(52,702)**	(44,092)	(36,227)	**(493)**
	Total	**279,055**	184,863	152,967	**2,608**

Revenues by Market

		Millions of yen			Millions of U.S. dollars
		2005	2004	2003	2005
Japan	**Revenues**	**¥5,749,603**	¥5,654,856	¥5,546,543	**$53,735**
	Percentage of Total Revenues (%)	**64**	66	68	
Outside Japan	**Asia**	**1,406,883**	1,212,844	1,017,439	**13,148**
	Percentage of Total Revenues (%)	**15**	14	12	
	North America	**901,855**	873,243	890,684	**8,429**
	Percentage of Total Revenues (%)	**10**	10	11	
	Europe	**709,770**	655,824	537,029	**6,633**
	Percentage of Total Revenues (%)	**8**	7	7	
	Other Areas	**258,932**	235,683	200,057	**2,420**
	Percentage of Total Revenues (%)	**3**	3	2	
	Subtotal	**3,277,440**	2,977,594	2,645,209	**30,630**
	Percentage of Total Revenues (%)	**36**	34	32	
	Total	**9,027,043**	8,632,450	8,191,752	**84,365**

Notes: 1. This information is disclosed in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan.

2. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the remeasurement of the obligation upon adoption of EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," are included as part of operating income (loss). See the consolidated statements of operations and notes 18, 19 and 20 to the consolidated financial statements. The restructuring charges mainly represent special termination benefits incurred with the reorganization of the business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio.

Financial Section

Contents

Consolidated Balance Sheets

Hitachi, Ltd. and Subsidiaries
March 31, 2005 and 2004

Assets	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars (note 3) 2005
Cash and cash equivalents	**¥ 708,715**	¥ 764,396	**$ 6,623,505**
Short-term investments (note 4)	**146,568**	177,949	**1,369,794**
Trade receivables, net of allowance for doubtful receivables and unearned income of ¥40,579 million ($379,243 thousand) for 2005 and ¥43,287 million for 2004:			
Notes (note 8)	**132,572**	142,802	**1,238,991**
Accounts (notes 5 and 8)	**2,065,194**	2,043,727	**19,300,879**
Inventories (note 6)	**1,198,955**	1,123,406	**11,205,187**
Prepaid expenses and other current assets (note 10)	**560,072**	515,909	**5,234,318**
Investments in leases (notes 7 and 8)	**526,759**	451,753	**4,922,981**
Investments and advances, including affiliated companies (note 4)	**894,851**	908,962	**8,363,093**
Property, plant and equipment (notes 7 and 11):			
Land	**436,308**	419,846	**4,077,645**
Buildings	**1,740,057**	1,690,096	**16,262,215**
Machinery and equipment	**5,222,157**	4,899,239	**48,805,205**
Construction in progress	**57,291**	49,011	**535,430**
	7,455,813	7,058,192	**69,680,495**
Less accumulated depreciation	**5,097,882**	4,825,330	**47,643,757**
Net property, plant and equipment	**2,357,931**	2,232,862	**22,036,738**
Other assets (notes 9 and 10)	**1,144,630**	1,228,556	**10,697,477**
	¥9,736,247	¥9,590,322	**$90,992,963**

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	Millions of yen		Thousands of U.S. dollars (note 3)
	2005	2004	2005
Short-term debt (note 11)	**¥ 676,611**	¥ 623,816	**$ 6,323,467**
Current portion of long-term debt (notes 7 and 11)	**506,863**	559,647	**4,737,037**
Trade payables:			
Notes	**62,855**	67,581	**587,430**
Accounts	**1,246,401**	1,220,033	**11,648,608**
Accrued expenses	**843,022**	797,935	**7,878,710**
Income taxes (note 10)	**61,789**	78,438	**577,467**
Advances received	**247,586**	216,544	**2,313,888**
Other current liabilities (note 10)	**419,419**	347,060	**3,919,804**
Long-term debt (notes 7 and 11)	**1,319,032**	1,314,102	**12,327,402**
Retirement and severance benefits (note 12)	**1,033,005**	1,273,509	**9,654,252**
Other liabilities (note 10)	**90,781**	124,710	**848,421**
Total liabilities	**6,507,364**	6,623,375	**60,816,486**
Minority interests	**921,052**	798,816	**8,607,963**
Stockholders' equity:			
Common stock (notes 11 and 13)	**282,033**	282,032	**2,635,822**
Capital surplus (note 13)	**565,360**	551,690	**5,283,738**
Legal reserve (note 14)	**110,214**	109,163	**1,030,038**
Retained earnings (note 14)	**1,668,984**	1,651,272	**15,597,981**
Accumulated other comprehensive loss (note 16)	**(301,524)**	(393,864)	**(2,817,981)**
Treasury stock, at cost (note 15)	**(17,236)**	(32,162)	**(161,084)**
Total stockholders' equity	**2,307,831**	2,168,131	**21,568,514**
Commitments and contingencies (note 17)			
	¥9,736,247	¥9,590,322	**$90,992,963**

Consolidated Statements of Operations

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2005, 2004 and 2003

			Millions of yen	Thousands of U.S. dollars (note 3)
	2005	2004	2003	**2005**
Revenues:				
Product sales (note 5)	**¥8,055,179**	¥7,652,205	¥7,235,069	**$75,282,047**
Financial and other services	**971,864**	980,245	956,683	**9,082,841**
Total revenues	**9,027,043**	8,632,450	8,191,752	**84,364,888**
Cost of sales:				
Product sales	**(6,258,922)**	(5,966,578)	(5,617,932)	**(58,494,598)**
Financial and other services	**(702,348)**	(743,576)	(622,561)	**(6,564,000)**
Total cost of sales	**(6,961,270)**	(6,710,154)	(6,240,493)	**(65,058,598)**
Selling, general and administrative expenses	**(1,786,718)**	(1,737,433)	(1,798,292)	**(16,698,299)**
Impairment losses for long-lived assets (note 18)	**(26,797)**	(26,085)	(8,474)	**(250,439)**
Restructuring charges (note 19)	**(33,307)**	(28,613)	–	**(311,280)**
Interest income	**13,413**	12,808	14,158	**125,355**
Dividends income	**5,971**	6,352	8,921	**55,804**
Other income (notes 20 and 21)	**67,024**	142,010	23,658	**626,392**
Interest charges	**(29,057)**	(30,855)	(34,338)	**(271,561)**
Other deductions (note 20)	**(11,796)**	(23,331)	(60,064)	**(110,243)**
Income before income taxes and minority interests	**264,506**	237,149	96,828	**2,472,019**
Income taxes (note 10)	**(149,990)**	(198,655)	(52,662)	**(1,401,776)**
Income before minority interests	**114,516**	38,494	44,166	**1,070,243**
Minority interests	**(63,020)**	(22,618)	(16,299)	**(588,972)**
Net income	**¥ 51,496**	¥ 15,876	¥ 27,867	**$ 481,271**

			Yen	U.S. dollars (note 3)
Net income per share (note 22):				
Basic	**¥15.53**	¥4.81	¥8.31	**$0.15**
Diluted	**15.15**	4.75	8.19	**0.14**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2005, 2004 and 2003

			Millions of yen	Thousands of U.S. dollars (note 3)
	2005	2004	2003	2005
Common stock (notes 11 and 13):				
Balance at beginning of year	¥ 282,032	¥ 282,032	¥ 282,032	$ 2,635,813
Conversion of convertible debentures	1	0	–	9
Balance at end of year	¥ 282,033	¥ 282,032	¥ 282,032	$ 2,635,822
Capital surplus (note 13):				
Balance at beginning of year	¥ 551,690	¥ 562,214	¥ 527,010	$ 5,155,981
Gains on sales of treasury stock	353	48	–	3,299
Gains on stock exchange upon a merger	12,509	–	–	116,907
Increase (decrease) arising from divestiture and other	808	(10,572)	35,204	7,551
Balance at end of year	¥ 565,360	¥ 551,690	¥ 562,214	$ 5,283,738
Legal reserve (note 14):				
Balance at beginning of year	¥ 109,163	¥ 111,309	¥ 110,751	$ 1,020,215
Net transfer from (to) retained earnings	921	(1,849)	554	8,608
Net transfer from (to) minority interests	130	(297)	4	1,215
Balance at end of year	¥ 110,214	¥ 109,163	¥ 111,309	$ 1,030,038
Retained earnings (note 14):				
Balance at beginning of year	¥1,651,272	¥1,655,029	¥1,643,248	$15,432,449
Net income	51,496	15,876	27,867	481,271
Cash dividends	(34,628)	(19,990)	(10,013)	(323,626)
Net transfer from (to) legal reserve	(921)	1,849	(554)	(8,608)
Net transfer from (to) minority interests	1,765	(1,492)	(5,519)	16,495
Balance at end of year	¥1,668,984	¥1,651,272	¥1,655,029	$15,597,981
Accumulated other comprehensive loss (note 16):				
Balance at beginning of year	¥ (393,864)	¥ (755,525)	¥ (258,484)	$ (3,680,972)
Other comprehensive income (loss), net of reclassification adjustments	92,666	359,116	(495,861)	866,037
Net transfer from (to) minority interests	(326)	2,545	(1,180)	(3,046)
Balance at end of year	¥ (301,524)	¥ (393,864)	¥ (755,525)	$ (2,817,981)
Treasury stock, at cost (note 15):				
Balance at beginning of year	¥ (32,162)	¥ (1,847)	¥ (333)	$ (300,579)
Acquisition for treasury	(1,177)	(30,464)	(1,514)	(11,000)
Sales of treasury stock	478	149	–	4,467
Stock exchange upon a merger	15,625	–	–	146,028
Balance at end of year	¥ (17,236)	¥ (32,162)	¥ (1,847)	$ (161,084)
Total stockholders' equity	¥2,307,831	¥2,168,131	¥1,853,212	$21,568,514
Comprehensive income (loss) (note 16):				
Net income	¥ 51,496	¥ 15,876	¥ 27,867	$ 481,271
Other comprehensive income (loss) arising during the year	97,878	362,893	(492,476)	914,747
Reclassification adjustments for net gain included in net income	(5,212)	(3,777)	(3,385)	(48,710)
Comprehensive income (loss)	¥ 144,162	¥ 374,992	¥ (467,994)	$ 1,347,308

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (note 3)
	2005	2004	2003	**2005**
Cash flows from operating activities (note 24):				
Net income	**¥ 51,496**	¥ 15,876	¥ 27,867	**$ 481,271**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	**425,080**	436,053	480,274	**3,972,710**
Amortization	**132,370**	117,561	86,095	**1,237,103**
Impairment losses for long-lived assets	**26,797**	26,085	8,474	**250,439**
Deferred income taxes	**45,310**	77,056	(35,526)	**423,458**
Equity in (earnings) losses of affiliated companies, net	**162**	(10,120)	15,803	**1,514**
Gain on sale of investments and subsidiaries' common stock	**(54,741)**	(137,925)	(54,849)	**(511,598)**
Impairment of investments in securities	**9,665**	12,893	65,828	**90,327**
Loss (gain) on disposal of rental assets and other property	**15,202**	13,274	(14,064)	**142,075**
Income applicable to minority interests	**63,020**	22,618	16,299	**588,972**
(Increase) decrease in receivables	**103,246**	(187,545)	2,280	**964,916**
(Increase) decrease in inventories	**(95,191)**	(67,026)	7,994	**(889,636)**
(Increase) decrease in prepaid expenses and other current assets	**(29,973)**	(3,075)	3,170	**(280,121)**
Increase (decrease) in payables	**(53,785)**	145,234	96,777	**(502,664)**
Increase (decrease) in accrued expenses and retirement and severance benefits	**(26,823)**	109,152	(71,969)	**(250,682)**
Increase (decrease) in accrued income taxes	**(18,861)**	27,741	(5,825)	**(176,271)**
Increase (decrease) in other liabilities	**(408)**	5,276	11,989	**(3,813)**
Net change in inventory-related receivables from financial services (note 2 (y))	**(22,036)**	(3,140)	11,041	**(205,944)**
Other	**(5,174)**	3,415	5,901	**(48,355)**
Net cash provided by operating activities	**565,356**	603,403	657,559	**5,283,701**
Cash flows from investing activities (note 24):				
(Increase) decrease in short-term investments	**47,179**	10,035	(8,162)	**440,925**
Capital expenditures	**(368,896)**	(289,753)	(323,825)	**(3,447,626)**
Purchase of assets to be leased (note 2 (y))	**(483,192)**	(439,047)	(381,326)	**(4,515,813)**
Collection of investments in leases (note 2 (y))	**301,614**	340,376	307,392	**2,818,823**
Proceeds from disposal of rental assets and other property	**90,726**	122,258	142,973	**847,907**
Proceeds from sale of investments and subsidiaries' common stock	**112,932**	301,553	167,350	**1,055,439**
Purchase of investments and subsidiaries' common stock	**(61,711)**	(110,837)	(262,424)	**(576,738)**
Purchase of software (note 2 (y))	**(121,415)**	(117,896)	(137,113)	**(1,134,720)**
Other	**(44,225)**	(84,102)	(135,191)	**(413,318)**
Net cash used in investing activities	**(526,988)**	(267,413)	(630,326)	**(4,925,121)**
Cash flows from financing activities (note 24):				
Increase (decrease) in short-term debt, net	**27,029**	(193,286)	(12,490)	**252,608**
Proceeds from long-term debt	**533,442**	460,144	375,802	**4,985,439**
Payments on long-term debt	**(599,637)**	(587,335)	(547,759)	**(5,604,084)**
Proceeds (payments) on subsidiaries' common stock, net	**(8,431)**	9,984	1,872	**(78,794)**
Dividends paid to stockholders	**(34,815)**	(19,961)	(9,973)	**(325,374)**
Dividends paid to minority stockholders of subsidiaries	**(16,671)**	(13,714)	(13,108)	**(155,804)**
Acquisition of common stock for treasury	**(1,177)**	(30,464)	(1,514)	**(11,000)**
Proceeds from sales of treasury stock	**831**	197	–	**7,766**
Net cash used in financing activities	**(99,429)**	(374,435)	(207,170)	**(929,243)**
Effect of exchange rate changes on cash and cash equivalents	**5,380**	(25,330)	(21,266)	**50,280**
Net decrease in cash and cash equivalents	**(55,681)**	(63,775)	(201,203)	**(520,383)**
Cash and cash equivalents at beginning of year	**764,396**	828,171	1,029,374	**7,143,888**
Cash and cash equivalents at end of year	**¥708,715**	¥764,396	¥ 828,171	**$6,623,505**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Hitachi, Ltd. and Subsidiaries

1. NATURE OF OPERATIONS

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company's and its subsidiaries' businesses are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements as of and for the years ended March 31, 2005 and 2004 include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities are the primary beneficiary. The consolidated financial statements for the year ended March 31, 2003 include the accounts of the Company and its majority-owned subsidiaries. The consolidated financial statements include accounts of certain subsidiaries, of which fiscal years differ from March 31 by 93 days or less, to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company's financial position and results of operations, with such subsidiaries during the period from their fiscal year-end to March 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The application of this interpretation did not have a material effect on the Company's consolidated financial statements as of and for the year ended March 31, 2004.

Investments in corporate joint ventures and affiliated companies that are accounted for using the equity method primarily relate to 20% to 50% owned companies to which the Company has the ability to exercise significant influence over operational and financial policies of the investee company. Investments of less than 20% or where the Company does not have significant influence are accounted for using the cost method.

(c) Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have maturities of generally three months or less when purchased to be cash equivalents.

(d) Allowance for doubtful receivables

Allowance for doubtful receivables, including both trade and investments in leases, is the Company's and subsidiaries' best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on, but are not limited to, historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e) Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Under this standard, the assets and liabilities of the Company's subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of operations and are accumulated and included in accumulated other comprehensive loss as part of stockholders' equity.

(f) Investments in Securities and Affiliated Companies

Equity securities that do not have readily determinable fair values are accounted for under the cost method. The Company classifies investments in securities that have readily determinable fair values and all investments in debt securities in three categories: held-to-maturity securities, trading securities and available-for-sale securities.

Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities.

Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

A decline in fair value of any available-for-sale or held-to-maturity security below the cost basis or the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the cost basis or the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include: the degree of change in the ratio of market prices per share to book value per share at the date of evaluation compared to that at the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

The Company evaluates the amortized cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer.

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in equity-method investees and cost method investments for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the average cost method.

(g) Securitizations

The Company and certain subsidiaries have a number of securitization programs. Under those programs, certain financial assets such as lease receivables, trade receivables and others are sold to Special Purpose Entities (SPEs) which are funded through the issuance of asset-backed securities to investors. When a transfer of financial assets is eligible to be accounted for as a sale under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated.

Fair values are based on the present value of estimated future cash flows which take into consideration various factors such as expected credit loss and others.

(h) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method for job order inventories and generally by the average cost method for raw materials and other inventories.

(i) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method, over the following estimated useful lives:

Buildings	
Buildings and building equipment	3 to 50 years
Structures	7 to 60 years
Machinery and equipment	
Machinery	4 to 13 years
Vehicles	4 to 7 years
Tools, furniture and fixtures	2 to 20 years

(j) Goodwill and Other Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The fair value of a reporting unit is estimated using the expected present value of future cash flows. Intangible assets with finite useful lives are amortized over their respective estimated useful lives.

(k) Capitalized Software Costs

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility in accordance with SFAS No.86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The annual amortization of such capitalized costs is the greater of the amount computed using the ratio of each software's expected future revenue to current year's revenue or the straight-line method over the remaining estimated economic life of each software.

(l) Impairment of Long-lived Assets

The Company reviews the carrying value of long-lived assets or related group of assets to be held and used, including intangible assets with finite useful lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition is less than their carrying values. The impairment losses are measured as the amount by which the carrying value of the asset exceeds the fair value. In determining the fair value, the Company uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition.

(m) Retirement and Severance Benefits

The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions." Unrecognized gains and losses are amortized using the straight-line method over the average remaining service period of active employees.

(n) Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.

The Company designates and accounts for hedging derivatives as follows:

- "Fair value" hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.
- "Cash flow" hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative is recognized in income.
- "Foreign currency" hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

The Company follows the documentation requirements as prescribed by the standard, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge's inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

(o) Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. The Company adopted the consensus of the FASB Emerging Issue Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," during the year ended March 31, 2004. The impact of adopting the consensus was not material to the Company's results of operations.

The Company offers multiple solutions to its customers' needs. Those solutions may involve the delivery or performance of multiple elements, such as products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. When one element is delivered prior to the other in an arrangement, revenue is deferred until the delivery of the last element, unless transactions are such that the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item, and delivery or performance of the undelivered item is considered probable and substantially in the control of the Company if the arrangement includes a general right of return relative to the delivered item. If all conditions described above are met, each element in an arrangement is considered a separate unit of accounting, and the arrangement consideration is allocated to the separate units of accounting based on the relative fair values provided that there is objective and reliable evidence of the fair values of all units of accounting in the arrangement. The Company allocates revenue on software arrangements involving multiple elements to each element based on its relative fair value, as evidenced by vendor specific objective evidence (VSOE), or in the absence of VSOE, the residual method. VSOE is the price charged by the Company to an external customer for the same element when such an element is sold separately.

Product Sales:
Revenue from sales of these products is recognized when title and risk of loss have been transferred to the customer. Depending upon the terms of the contract or arrangement with the customer, this may occur at the time of shipment, when installation is completed or upon the attainment of customer acceptance. The Company's policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. Product warranties are offered on the Company's and certain subsidiaries' products (in certain cases separately priced) and a warranty accrual is established when sales are recognized and is based on estimated future costs of repair and replacement principally using our historical experience of warranty claims.

Price protection is provided to retailers of the Company's consumer products business and others to compensate the customer retailers for a decline in the product's value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue on the consolidated statements of operations. In addition, it is our policy to accrue reasonably and reliably estimated price adjustment at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

Product revenues which are recognized upon shipment are information technology system products, semiconductor manufacturing equipment, test and measurement equipment, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products and automotive equipment. Revenues for railway vehicles are recognized upon acceptance or shipment, depending on contract terms. Product revenues that are recognized upon acceptance are medical electronic devices, industrial machinery and equipment, nuclear, thermal and hydroelectric power plants, and elevators and escalators.

Revenue from sales of tangible products under long-term construction type arrangements, principally in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies (i.e. performance penalty, benchmarking, etc.) in the period in which they become known pursuant to specific contract terms and conditions and are estimable.

The Company recognizes software revenue in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition," as amended. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon shipment of the software if evidence of the arrangement exists, pricing is fixed and determinable and collectibility is probable. Customized software revenue is recognized upon customer acceptance. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services are recognized when the services are rendered.

The Company's standard software license agreement provides for a limited warranty that the license will operate substantially in accordance with the functionality described in the documentation provided with the products. The standard software license does not provide for right of return. The Company provides for warranty at the time of revenue recognition using historical experience of warranty claims. To date such warranty provisions have been insignificant.

Service Revenues:
Service revenues from maintenance and distribution services are recognized upon completion of service delivery. Revenue from time service contracts is recognized as services are rendered. Revenue from long-term fixed price service contracts such as support or maintenance contracts is recognized ratably over the contractual period. Finance lease income is recognized at level rates of return over the term of the leases. Operating lease income is recognized on a straight-line basis over the term of the lease.

(p) Advertising

Advertising costs are expensed as incurred.

(q) Research and Development Costs

Research and development costs are expensed as incurred. Costs incurred in connection with the development of software products for sale are accounted for in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Development costs incurred in the research and development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established.

(r) Income Taxes

Deferred income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(s) Sales of Stock by Subsidiaries

The change in the Company's proportionate share of a subsidiary's equity resulting from issuance of stock by the subsidiary is accounted for as an income statement recognition.

(t) Net Income per Share

Net income per share is computed in accordance with SFAS No. 128, "Earnings per Share." This standard requires a dual presentation of basic and diluted net income per share amounts on the face of the statements of operations. Under this standard, basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

(u) Stock-Based Compensation

The Company and certain subsidiaries have stock-based compensation plans. As of March 31, 2005, the Company has several stock-based compensation plans, which are described more fully in note 29. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. For the years ended March 31, 2005, 2004 and 2003, the Company recognized no material stock-based compensation expense.

SFAS No. 123, "Accounting for Stock-Based Compensation," prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows continuous application of APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elects to continue applying APB No. 25, however, the pro forma effects of applying SFAS No. 123 on net income and the per share information for the years ended March 31, 2005, 2004 and 2003 are as follows:

			Millions of yen	Thousands of U.S. dollars
	2005	2004	2003	**2005**
Net income — as reported	**¥51,496**	¥15,876	¥27,867	**$481,271**
Stock-based compensation expense included in reported net income	**215**	–	–	**2,010**
Stock-based compensation expense determined under SFAS No. 123	**(459)**	(3,034)	(172)	**(4,290)**
Net income — pro forma	**¥51,252**	¥12,842	¥27,695	**$478,991**

Net income per share:			Yen	U.S. dollars
Basic — as reported	**¥15.53**	¥4.81	¥8.31	**$0.15**
Basic — pro forma	**15.45**	3.89	8.26	**0.14**
Diluted — as reported	**15.15**	4.75	8.19	**0.14**
Diluted — pro forma	**15.08**	3.83	8.14	**0.14**

(v) Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets and major customers. However, certain foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

(w) Guarantees

The Company recognizes, at the inception of the guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002, in accordance with the FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34."

(x) New Accounting Standards

In October 2004, the EITF reached a consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." This consensus requires that all instruments which have embedded conversion features that are contingent on market conditions indexed to an issuer's share price should be included in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. This consensus is effective for reporting periods ending after December 15, 2004 and applied retroactively to instruments outstanding at the end of the first reporting period after December 15, 2004, except for those that have been cash settled before such date. It had no impact on the diluted earnings per share for the years ended March 31, 2004 and 2003.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." The amendments made by SFAS No. 151 clarify that abnormal amounts of costs should be recognized as current-period charges rather than as a portion of the inventory cost. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SFAS No. 151 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." The amendments made by SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and adopted a broader exception for exchanges of nonmonetary assets that do not have commercial substance and should be measured based on the recorded amount of the asset relinquished. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. SFAS No. 153 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 (R) supersedes APB No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Also, the SEC issued Staff Accounting Bulletin No. 107, in which interpretations expressed views of the staff regarding the interaction between SFAS No. 123 (R) and certain SEC rules and regulations, and provided the staff's views regarding the valuation of share-based payment arrangements for public companies. The provisions of SFAS No. 123 (R) shall be effective no later than the beginning of the first fiscal year beginning after June 15, 2005, as deferred by the SEC. SFAS No. 123 (R) is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In March 2004, the EITF reached a consensus in Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which provides guidance for the determination of other-than-temporary impairment and disclosure of debt and equity securities accounted for in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," and cost method investments. In September 2004, the FASB issued FASB Staff Position No. 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1" which delayed the effective date for the recognition and measurement guidance of EITF Issue No. 03-1. The delay remains in effect until the FASB issues further implementation guidance. The disclosure requirements of the consensus remain of effect.

(y) Presentation of Receivables from Financing Services in Consolidated Statements of Cash Flows

Certain financing subsidiaries provide the financing services related to products which the Company and its subsidiaries manufacture under lease agreements. In the prior years, such transactions were reflected as an operating cash inflow and an investing cash outflow in the consolidated statements of cash flows when a lease agreement was commenced even though there was no cash flow on a consolidated basis. After considering the concern raised by the SEC in public, the Company has decided to reflect the fact there was no cash received by the consolidated entity at the inception of the lease, resulting in the elimination of the effects of the intercompany transaction, and to properly classify cash receipts from lease receivables related to the products manufactured by the Company and its subsidiaries as operating activities. The reclassification has also been made to the presentation of the prior year's statements of cash flows and the effects of this reclassification for the years ended March 31, 2004 and 2003 are as follows:

	Millions of yen	
	2004	2003
Net cash provided by operating activities, as previously reported	¥ 606,543	¥ 646,518
Reclassification	(3,140)	11,041
Revised net cash provided by operating activities	¥ 603,403	¥ 657,559
Net cash used in investing activities, as previously reported	¥(270,553)	¥(619,285)
Reclassification	3,140	(11,041)
Revised net cash used in investing activities	¥(267,413)	¥(630,326)

(z) Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentations.

3. BASIS OF FINANCIAL STATEMENT TRANSLATION

The accompanying consolidated financial statements are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥107=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2005. This translation should not be construed as a representation that all amounts shown could be converted into U.S. dollars.

4. INVESTMENTS IN SECURITIES AND AFFILIATED COMPANIES

Short-term investments as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Investments in securities:			
Available-for-sale securities	¥ 81,583	¥ 94,788	$ 762,458
Held-to-maturity securities	392	259	3,663
Trading securities	64,593	82,902	603,673
	¥146,568	¥177,949	$1,369,794

Investments and advances, including affiliated companies as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Investments in securities:			
Available-for-sale securities	¥314,471	¥311,414	$2,938,981
Held-to-maturity securities	658	1,070	6,149
Securities without readily determinable fair values	77,755	77,242	726,682
Investments in affiliated companies	388,076	389,295	3,626,879
Advances and other	113,891	129,941	1,064,402
	¥894,851	¥908,962	$8,363,093

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2005 and 2004.

	Millions of yen							
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
	2005				2004			
Short-term investments:								
Debt securities	¥ 37,195	¥ 34	¥ 20	¥ 37,209	¥ 53,979	¥ 45	¥ 2	¥ 54,022
Other securities	44,355	19	–	44,374	40,766	43	43	40,766
	81,550	53	20	81,583	94,745	88	45	94,788
Investments and advances:								
Equity securities	98,751	102,170	3,623	197,298	89,450	90,245	1,162	178,533
Debt securities	91,412	1,383	907	91,888	112,288	521	951	111,858
Other securities	24,928	450	93	25,285	20,620	476	73	21,023
	215,091	104,003	4,623	314,471	222,358	91,242	2,186	311,414
	¥296,641	¥104,056	¥4,643	¥396,054	¥317,103	¥91,330	¥2,231	¥406,202

	Thousands of U.S. dollars			
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
				2005
Short-term investments:				
Debt securities	$ 347,617	$ 318	$ 187	$ 347,748
Other securities	414,533	177	–	414,710
	762,150	495	187	762,458
Investments and advances:				
Equity securities	922,906	954,860	33,860	1,843,906
Debt securities	854,318	12,925	8,477	858,766
Other securities	232,972	4,206	869	236,309
	2,010,196	971,991	43,206	2,938,981
	$2,772,346	$972,486	$43,393	$3,701,439

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2005 and 2004.

	Millions of yen							
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer	
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
				2005				2004
Short-term investments:								
Debt securities	¥ 3,842	¥ 20	¥ –	¥ –	¥ 1,820	¥ 2	¥ –	¥ –
Other securities	–	–	–	–	127	7	166	36
	3,842	20	–	–	1,947	9	166	36
Investments and advances:								
Equity securities	10,112	2,694	5,025	929	4,692	563	3,305	599
Debt securities	14,559	669	10,937	238	20,089	775	15,080	176
Other securities	5,317	59	905	34	990	5	588	68
	29,988	3,422	16,867	1,201	25,771	1,343	18,973	843
	¥33,830	¥3,442	¥16,867	¥1,201	¥27,718	¥1,352	¥19,139	¥879

	Thousands of U.S. dollars			
	Less than 12 months		12 months or longer	
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
				2005
Short-term investments:				
Debt securities	$ 35,906	$ 187	$ –	$ –
Other securities	–	–	–	–
	35,906	187	–	–
Investments and advances:				
Equity securities	94,505	25,178	46,963	8,682
Debt securities	136,065	6,253	102,215	2,224
Other securities	49,692	551	8,458	318
	280,262	31,982	157,636	11,224
	$316,168	$32,169	$157,636	$11,224

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceeds from sale of available-for-sale securities for the years ended March 31, 2005, 2004 and 2003 were ¥60,653 million ($566,850 thousand), ¥83,886 million and ¥112,861 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2005, 2004 and 2003 were ¥15,889 million ($148,495 thousand), ¥33,887 million and ¥40,119 million, respectively, while gross realized losses on the sale of those securities for the years ended March 31, 2005, 2004 and 2003 were ¥64 million ($598 thousand), ¥2,160 million and ¥4,660 million, respectively.

For the years ended March 31, 2005, 2004 and 2003, the amount of the net unrealized holding gain or loss on available-for-sale securities that has been included in accumulated other comprehensive loss was a net gain of ¥18,848 million ($176,150 thousand), a net gain of ¥67,265 million and a net loss of ¥60,907 million, respectively, and the amount of gains and losses reclassified out of accumulated other comprehensive loss was a net gain of ¥9,379 million ($87,654 thousand), ¥19,319 million and ¥5,999 million, respectively.

Trading securities consist mainly of investments in trust accounts. The portions of trading gains and losses for the years ended March 31, 2005, 2004 and 2003 that relate to trading securities still held at the balance sheet date were a gain of ¥2,223 million ($20,776 thousand), a gain of ¥2,214 million and a loss of ¥437 million, respectively.

The contractual maturities of debt securities and other securities classified as Investments and advances in the consolidated balance sheets as of March 31, 2005 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Held-to-maturity	Available-for-sale	Total	Held-to-maturity	Available-for-sale	Total
			2005			2005
Due within five years	**¥558**	**¥ 44,881**	**¥ 45,439**	**$5,215**	**$ 419,448**	**$ 424,663**
Due after five years	**100**	**72,292**	**72,392**	**934**	**675,627**	**676,561**
	¥658	**¥117,173**	**¥117,831**	**$6,149**	**$1,095,075**	**$1,101,224**

Expected redemptions may differ from contractual maturities because these securities are redeemable at the option of the issuers.

The aggregate carrying amount of cost method investments which were not evaluated for impairment as of March 31, 2005 was ¥75,838 million ($708,766 thousand) mainly because the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

The aggregate fair values of investments in affiliated companies based on the quoted market price as of March 31, 2005 and 2004 were ¥206,942 million ($1,934,037 thousand) and ¥159,774 million, respectively. The aggregate carrying amount of such investments as of March 31, 2005 and 2004 were ¥130,850 million ($1,222,897 thousand) and ¥114,636 million, respectively.

As of March 31, 2005 and 2004, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥14,673 million ($137,131 thousand) and ¥28,379 million, respectively, between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, equity method goodwill of ¥8,669 million ($81,019 thousand) and ¥7,434 million, respectively, are included in investments in certain affiliated companies as of March 31, 2005 and 2004.

Summarized combined financial information relating to affiliated companies accounted for by the equity method is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Current assets	**¥1,516,004**	¥1,372,889	**$14,168,262**
Non-current assets	**1,096,151**	1,283,797	**10,244,402**
Current liabilities	**1,094,051**	1,251,814	**10,224,776**
Non-current liabilities	**540,773**	398,058	**5,053,953**

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Revenues	**¥2,588,526**	¥2,457,443	¥1,400,599	**$24,191,832**
Gross profit	**432,615**	374,535	233,772	**4,043,131**
Net income (loss)	**1,850**	14,581	(29,841)	**17,290**

On April 1, 2003, Renesas Technology Corp. (Renesas), which focuses on system LSI (Large Scale Integration) operations, was incorporated through a corporate split procedure, where the Semiconductor & Integrated Circuits operations of the Company and Mitsubishi Electric Corporation were spun-off from their respective companies. Although the Company owns 55% of the voting stock of Renesas, the Company accounts for the investment under the equity method of accounting as Mitsubishi Electric Corporation has substantive participating rights per the joint venture agreement. Total assets and net assets of the operations as of April 1, 2003 amounted to approximately ¥596,118 million and ¥147,443 million, respectively.

5. RECEIVABLES

The aggregate annual maturities of the long-term trade receivables after March 31, 2006 included in Trade receivables-Accounts are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥18,552	$173,383
2008	11,167	104,365
2009	7,453	69,654
2010	1,107	10,346
Thereafter	984	9,196
	¥39,263	$366,944

Sales on an installment payment basis for the years ended March 31, 2005, 2004 and 2003 totaled ¥8,275 million ($77,336 thousand), ¥9,021 million and ¥14,618 million, respectively.

6. INVENTORIES

Inventories as of March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Finished goods	**¥ 371,331**	¥ 333,337	**$ 3,470,383**
Work in process	**651,227**	632,358	**6,086,234**
Raw materials	**176,397**	157,711	**1,648,570**
	¥1,198,955	¥1,123,406	**$11,205,187**

Inventories include items associated with major contracts which require long-term processing performed for more than twelve months. These items as of March 31, 2005 and 2004 aggregated ¥39,474 million ($368,916 thousand) and ¥45,860 million, respectively.

7. LEASES

The Company and certain subsidiaries are lessors of manufacturing machinery and equipment under financing and operating lease arrangements with terms ranging from 3 to 6 years.

Machinery and equipment at cost under operating leases and accumulated depreciation as of March 31, 2005 amounted to ¥1,433,516 million ($13,397,346 thousand) and ¥1,094,835 million ($10,232,103 thousand), respectively. The leased assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2005 and the future minimum lease receivables of financing leases as of March 31, 2004:

	Millions of yen		Thousands of U.S. dollars	
	Financing leases	Operating leases	Financing leases	Operating leases
Years ending March 31		**2005**		**2005**
2006	**¥201,762**	**¥ 72,158**	**$1,885,626**	**$ 674,374**
2007	**149,871**	**54,022**	**1,400,664**	**504,879**
2008	**106,649**	**36,129**	**996,720**	**337,654**
2009	**73,471**	**18,893**	**686,645**	**176,570**
2010	**36,546**	**7,163**	**341,551**	**66,944**
Thereafter	**35,143**	**11,160**	**328,439**	**104,299**
Total minimum payments to be received	**603,442**	**¥199,525**	**5,639,645**	**$1,864,720**
Amount representing executory costs	**(32,029)**		**(299,337)**	
Unearned income	**(39,650)**		**(370,561)**	
Allowance for doubtful receivables	**(5,004)**		**(46,766)**	
Net investment in financing leases	**¥526,759**		**$4,922,981**	

	Millions of yen
	Financing leases
	2004
Total minimum payments to be received	¥510,834
Amount representing executory costs	(28,936)
Unearned income	(24,620)
Allowance for doubtful receivables	(5,525)
Net investment in financing leases	¥451,753

The Company and certain subsidiaries lease certain manufacturing machinery and equipment. The amount of leased assets at cost under capital leases as of March 31, 2005 and 2004 amounted to ¥33,239 million ($310,645 thousand) and ¥34,080 million, respectively, and accumulated depreciation as of March 31, 2005 and 2004 amounted to ¥17,803 million ($166,383 thousand) and ¥16,655 million, respectively.

In March 2003, the Company entered into a sale and lease back agreement for its headquarter land and building for total proceeds of ¥40,000 million. The lease back is classified as an operating lease with a term of 38 months. A portion of the gain on sale which represents the present value of the minimum lease payments over the lease term has been deferred and is being recognized over the lease term. This deferral amounted to ¥8,551 million.

The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2005:

	Millions of yen		Thousands of U.S. dollars	
	Capital leases	Operating leases	Capital leases	Operating leases
Years ending March 31		2005		2005
2006	¥ 3,977	¥13,540	$ 37,168	$126,542
2007	3,616	10,040	33,794	93,832
2008	2,479	7,348	23,168	68,673
2009	2,070	6,117	19,346	57,168
2010	862	3,925	8,056	36,682
Thereafter	1,474	7,873	13,776	73,580
Total minimum lease payments	14,478	¥48,843	135,308	$456,477
Amount representing executory costs	(362)		(3,383)	
Amount representing interest	(965)		(9,019)	
Present value of net minimum lease payments	13,151		122,906	
Less current portion of capital lease obligations	(3,569)		(33,355)	
Long-term capital lease obligations	¥ 9,582		$ 89,551	

8. SECURITIZATIONS

For the years ended March 31, 2005, 2004 and 2003, Hitachi Capital Corporation (HCC), a financing subsidiary, sold primarily lease receivables, to Special Purpose Entities (SPE), and the SPEs issued asset-backed commercial papers to investors. The investors and the SPEs have no recourse to HCC's other assets for failure of debtors to pay when due. HCC retained servicing responsibilities and subordinated interests, but has not recorded a servicing asset or liability since the cost to service the receivables approximates the servicing income. The retained interests are not material and are subordinate to investor's interests. For the years ended March 31, 2005, 2004 and 2003, gains recognized on the sale of lease receivables amounted to ¥12,985 million ($121,355 thousand), ¥12,394 million and ¥8,278 million, respectively.

The table below summarizes certain cash flows received from and paid to the SPEs during the years ended March 31, 2005, 2004 and 2003:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Proceeds from transfer of lease receivables	**¥310,668**	¥271,281	¥249,430	**$2,903,439**
Servicing fees received	**22**	23	27	**206**
Purchases of delinquent or ineligible assets	**(25,717)**	(14,775)	(8,174)	**(240,346)**

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the year ended March 31, 2005 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
			2005			**2005**
Total assets managed or transferred:						
Lease receivables	**¥1,096,553**	**¥737**	**¥951**	**$10,248,159**	**$6,888**	**$8,888**
Assets transferred	**(569,794)**			**(5,325,178)**		
Assets held in portfolio	**¥ 526,759**			**$ 4,922,981**		

For the years ended March 31, 2005, 2004 and 2003, the Company and certain subsidiaries sold trade receivables mainly to SPEs which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

During the years ended March 31, 2005, 2004 and 2003, proceeds from the transfer of trade receivables were ¥1,252,656 million ($11,707,065 thousand), ¥1,006,164 million and ¥1,080,805 million, respectively, and losses recognized on those transfers were ¥3,388 million ($31,664 thousand), ¥2,973 million and ¥2,965 million, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets other than goodwill acquired during the years ended March 31, 2005, 2004 and 2003 amounted to ¥228,085 million ($2,131,636 thousand), ¥190,059 million and ¥262,460 million, respectively, and related amortization expense during the years ended March 31, 2005, 2004 and 2003 amounted to ¥132,370 million ($1,237,103 thousand), ¥117,561 million and ¥86,095 million, respectively.

The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized computer software costs for software to be sold, leased or otherwise marketed is charged to cost of sales.

Intangible assets other than goodwill as of March 31, 2005 and 2004 are as follows:

	Millions of yen					
			2005			2004
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets						
Software	**¥402,523**	**¥279,139**	**¥123,384**	¥335,808	¥218,972	¥116,836
Software for internal use	**362,426**	**189,024**	**173,402**	326,745	151,955	174,790
Patents	**123,445**	**24,375**	**99,070**	73,502	14,350	59,152
Other	**96,371**	**61,769**	**34,602**	75,868	45,064	30,804
	¥984,765	**¥554,307**	**¥430,458**	¥811,923	¥430,341	¥381,582
Unamortized intangible assets	**¥ 9,382**	**¥ –**	**¥ 9,382**	¥ 13,618	¥ –	¥ 13,618

	Thousands of U.S. dollars		
			2005
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets			
Software	**$3,761,897**	**$2,608,776**	**$1,153,121**
Software for internal use	**3,387,159**	**1,766,579**	**1,620,580**
Patents	**1,153,692**	**227,804**	**925,888**
Other	**900,663**	**577,280**	**323,383**
	$9,203,411	**$5,180,439**	**$4,022,972**
Unamortized intangible assets	**$ 87,682**	**$ –**	**$ 87,682**

The following table shows the estimated aggregate amortization expense of intangible assets for the next five years.

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥100,236	$936,785
2007	80,885	755,935
2008	59,756	558,467
2009	39,743	371,430
2010	25,605	239,299

The changes in the carrying amount of goodwill for the years ended March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Balance at beginning of the year	**¥53,478**	¥60,317	**$499,794**
Acquired during the year	**6,424**	10,003	**60,038**
Impairment loss	**(13,646)**	(3,623)	**(127,533)**
Transfer due to divestiture	**–**	(8,232)	**–**
Translation adjustment and other	**(358)**	(4,987)	**(3,346)**
Balance at end of the year, included in other assets	**¥45,898**	¥53,478	**$428,953**

Mainly due to severe demands for price reduction in the Automotive industry reporting units in the Power and Industrial Systems, operating profits and cash flows were lower than expected. Based on that trend, the earnings forecast for the next three years was revised. The Company's determination of fair values of the reporting units incorporate the earnings forecast into its valuation assumptions resulting in a fair market value that was less than its carrying value. The Company recorded a pretax impairment loss of ¥11,526 million ($107,720 thousand), which was reported in selling, general and administrative expenses for the year ended March 31, 2005.

10. INCOME TAXES

Components, as either domestic or foreign, of income before income taxes and minority interests, and income taxes attributable to continuing operations are as follows:

	Millions of yen		
	2005		
	Domestic	Foreign	Total
Income before income taxes and minority interests	**¥212,424**	**¥52,082**	**¥264,506**
Income taxes:			
Current tax expense	**85,263**	**19,417**	**104,680**
Deferred tax expense	**41,847**	**3,463**	**45,310**
	¥127,110	**¥22,880**	**¥149,990**

	Thousands of U.S. dollars		
	2005		
	Domestic	Foreign	Total
Income before income taxes and minority interests	**$1,985,271**	**$486,748**	**$2,472,019**
Income taxes:			
Current tax expense	**796,851**	**181,467**	**978,318**
Deferred tax expense	**391,093**	**32,365**	**423,458**
	$1,187,944	**$213,832**	**$1,401,776**

	Millions of yen		
	2004		
	Domestic	Foreign	Total
Income before income taxes and minority interests	¥211,000	¥26,149	¥237,149
Income taxes:			
Current tax expense	93,264	28,335	121,599
Deferred tax expense (benefit)	89,293	(12,237)	77,056
	¥182,557	¥16,098	¥198,655

	Millions of yen		
	2003		
	Domestic	Foreign	Total
Income before income taxes and minority interests	¥69,248	¥27,580	¥96,828
Income taxes:			
Current tax expense	76,782	11,406	88,188
Deferred tax expense (benefit)	(38,996)	3,470	(35,526)
	¥37,786	¥14,876	¥52,662

Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Continuing operations:				
Current tax expense	**¥104,680**	¥121,599	¥ 88,188	**$ 978,318**
Deferred tax expense (benefit) (exclusive of the *effects of other components listed below)*	**23,672**	35,714	(20,525)	**221,234**
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates in Japan	**-**	2,318	27,993	**-**
Change in valuation allowance	**21,638**	39,024	(42,994)	**202,224**
	149,990	198,655	52,662	**1,401,776**
Other comprehensive income (loss), net of reclassification adjustments:				
Minimum pension liability adjustments	**77,535**	259,788	(333,700)	**724,626**
Net unrealized holding gain on available-for-sale securities	**3,115**	19,154	(27,878)	**29,112**
Cash flow hedges	**(523)**	162	(335)	**(4,888)**
	80,127	279,104	(361,913)	**748,850**
	¥230,117	¥477,759	¥(309,251)	**$2,150,626**

The Company and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitant tax of between 17.3% and 20.7% and a deductible business tax between 5% and 10.08%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41.8% for the year ended March 31, 2003.

The Company adopted the consolidated taxation system in Japan effective from the year ended March 31, 2003. Under the consolidated taxation system, the Company had consolidated, for Japanese tax purposes, all wholly-owned domestic subsidiaries. A temporary 2% surtax for the period between April 1, 2002 through March 31, 2004 was assessed for adopting the consolidated taxation system. The aggregated statutory income tax rate for the consolidated group for tax purposes was approximately 43.6% for the year ended March 31, 2004.

On March 31, 2003, *amendments to local business tax law in Japan were enacted, resulting in the lower business tax* rates. During the year ended March 31, 2004, additional minor changes in tax rates for business taxes were enacted in certain local administrative divisions of Japan. Those changes became effective on April 1, 2004. As a result, the aggregated statutory income tax rate for domestic companies was approximately 40.6% for the year ended March 31, 2005.

In accordance with EITF Issue No. 93-13, "Effect of a Retroactive Change in Enacted Tax Rates That Is Included in Income from Continuing Operations," the Company determined the tax effect of retroactive changes or changes in enacted tax rates on current and deferred tax assets and liabilities. The effect of these changes on the Company's deferred tax balances amounted to ¥2,318 million and ¥27,933 million in income from continuing operations for the years ended March 31, 2004 and 2003, respectively.

Reconciliations between the combined statutory income tax rate and the effective income tax rate as a percentage of income before income taxes and minority interests are as follows:

	2005	2004	2003
Combined statutory income tax rate	**40.6%**	43.6%	41.8%
Equity in (earnings) losses of affiliated companies	**0.0**	(1.9)	6.8
Impairment of investments in affiliated companies	**–**	1.4	10.8
Excess amounts over the tax basis of investments in affiliated companies	**2.6**	3.0	–
Adjustment of net gain on sale of investments in subsidiaries and affiliated companies	**1.6**	12.6	5.6
Expenses not deductible for tax purposes	**4.6**	7.2	12.9
Enacted changes in tax laws and rates in Japan	**–**	1.0	28.9
Change in valuation allowance	**8.2**	16.5	(44.4)
Difference in statutory tax rates of foreign subsidiaries	**(2.1)**	(1.5)	(9.1)
Other	**1.2**	1.9	1.1
Effective income tax rate	**56.7%**	83.8%	54.4%

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2005 and 2004 are presented below:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Total gross deferred tax assets:			
Retirement and severance benefits	**¥ 380,254**	¥ 478,559	**$3,553,776**
Accrued expenses	**216,139**	184,521	**2,019,990**
Property, plant and equipment, due to differences in depreciation	**34,769**	30,442	**324,944**
Net operating loss carryforwards	**119,930**	157,958	**1,120,841**
Other	**293,735**	288,820	**2,745,187**
	1,044,827	1,140,300	**9,764,738**
Valuation allowance	**(196,811)**	(191,196)	**(1,839,355)**
	848,016	949,104	**7,925,383**
Total gross deferred tax liabilities:			
Deferred profit on sale of properties	**(33,077)**	(34,645)	**(309,131)**
Tax purpose reserves regulated by Japanese tax laws	**(24,268)**	(26,674)	**(226,804)**
Net unrealized gain on securities	**(35,477)**	(26,023)	**(331,561)**
Other	**(27,706)**	(28,558)	**(258,934)**
	(120,528)	(115,900)	**(1,126,430)**
Net deferred tax asset	**¥ 727,488**	¥ 833,204	**$6,798,953**

In addition to the above, income taxes paid on net intercompany profit on assets remaining within the group, which had been deferred in accordance with Accounting Research Bulletin No. 51, "Consolidated Financial Statements," as of March 31, 2005 and 2004 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Prepaid expenses and other current assets	**¥11,781**	¥10,673	**$110,103**
Other assets	**51,610**	56,843	**482,336**
	¥63,391	¥67,516	**$592,439**

Net deferred tax asset as of March 31, 2005 and 2004 is reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Prepaid expenses and other current assets	**¥295,532**	¥283,538	**$2,761,981**
Other assets	**460,721**	572,982	**4,305,804**
Other current liabilities	**(3,011)**	(2,392)	**(28,140)**
Other liabilities	**(25,754)**	(20,924)	**(240,692)**
Net deferred tax asset	**¥727,488**	¥833,204	**$6,798,953**

A valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards, taking into account the tax laws of various jurisdictions in which the Company and its subsidiaries operate. The net change in the total valuation allowance for the years ended March 31, 2005 and 2004 was an increase of ¥5,615 million ($52,477 thousand) and ¥3,509 million, respectively.

In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2005.

As of March 31, 2005, the Company and various subsidiaries have operating loss carryforwards of ¥328,158 million ($3,066,897 thousand) which are available to offset future taxable income, if any. Operating loss carryforwards of ¥245,065 million ($2,290,327 thousand) expire by March 31, 2010, and ¥83,093 million ($776,570 thousand) expire in various years thereafter or do not expire.

Deferred tax liabilities have not been recognized for excess amounts over the tax basis of investments in foreign subsidiaries that are considered to be reinvested indefinitely, since such temporary differences will not reverse in the foreseeable future and those undistributed earnings, if remitted, generally would not result in material additional Japanese income taxes because of available foreign tax credits. Also, prior to April 1, 2003, deferred tax liabilities had not been recognized for excess amounts over the tax basis of investments in affiliated companies as the effects to the Company's financial position and results of operations were not material.

11. SHORT-TERM AND LONG-TERM DEBT

The components of short-term debt as of March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Borrowings mainly from banks	**¥333,183**	¥323,288	**$3,113,860**
Commercial paper	**295,821**	216,671	**2,764,682**
Borrowings from affiliates	**47,607**	83,857	**444,925**
	¥676,611	¥623,816	**$6,323,467**

The weighted average interest rate on short-term debt outstanding as of March 31, 2005 and 2004 was 0.1%.

The components of long-term debt as of March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Unsecured notes and debentures:			
Due 2006, interest 3.45% debenture	**¥ 200,000**	¥ 200,000	**$ 1,869,159**
Due 2013, interest 0.72% debenture	**80,000**	80,000	**747,663**
Due 2008, interest 0.52% debenture	**5,000**	–	**46,729**
Due 2010, interest 0.74% debenture	**5,000**	–	**46,729**
Due 2005–2018, interest 0.03–5.92%, issued by subsidiaries	**704,097**	687,551	**6,580,346**
Unsecured convertible debentures:			
7th series, due 2004, interest 1.4%	**–**	218,468	**–**
Series A, due 2009, zero coupon	**50,000**	–	**467,290**
Series B, due 2009, zero coupon	**50,000**	–	**467,290**
Due 2004, interest 1.7–1.8%, issued by subsidiaries	**–**	13,059	**–**
Loans, principally from banks and insurance companies:			
Secured by various assets and mortgages on property, plant and equipment, maturing 2005–2014, interest 0.65–4.65%	**12,140**	22,777	**113,458**
Unsecured, maturing 2005–2015, interest 0.4–5.7%	**706,507**	637,111	**6,602,869**
Capital lease obligations	**13,151**	14,783	**122,906**
	1,825,895	1,873,749	**17,064,439**
Less current portion	**506,863**	559,647	**4,737,037**
	¥1,319,032	¥1,314,102	**$12,327,402**

Before the Company's merger with Hitachi Unisia Automotive, Ltd., a wholly owned subsidiary, on October 1, 2004, "Due 2008, interest 0.52% debenture" and "Due 2010, interest 0.74% debenture" were included in "Due 2005–2018, interest 0.03–5.92%, issued by subsidiaries."

The aggregate annual maturities of long-term debt after March 31, 2006 are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥ 214,029	$ 2,000,271
2008	241,888	2,260,636
2009	198,691	1,856,925
2010	337,124	3,150,692
Thereafter	327,300	3,058,878
	¥1,319,032	$12,327,402

A subsidiary pledges equity securities issued by its subsidiary as collateral for bank loans totaling ¥477 million ($4,458 thousand). The collateralized number of shares and the fair value as of March 31, 2005 are as follows:

Subsidiary name	Number of shares owned in thousands	Percent of ownership	Collateralized number of shares in thousands	Fair value as of March 31, 2005	
				Millions of yen	Thousands of U.S. dollars
Hitachi Powdered Metals Co., Ltd.	17,072	53.3%	2,000	¥1,614	$15,084

In addition, some other assets are collateralized for bank loans of certain subsidiaries as described in note 17.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Generally, the mortgage debenture trust agreements and certain secured and unsecured loan agreements provide, among other things, that the lenders or trustees shall have the right to have any distribution of earnings, including the payment of dividends and the issuance of additional capital stock, submitted to them for prior approval and also grant them the right to request additional securities or mortgages on property, plant and equipment.

In October, 2004, the Company issued Euro yen zero coupon convertible bonds. The bonds consist of ¥50,000 million ($467,290 thousand) series A zero coupon convertible bonds due 2009 and ¥50,000 million ($467,290 thousand) series B zero coupon convertible bonds due 2009. The bondholders are entitled to stock acquisition rights effective from November 2, 2004 to October 5, 2009. The initial conversion price is ¥1,009 ($9.43) per share, which will be adjusted to no less than ¥822 ($7.68) on October 19, 2005 and October 19, 2007 for series A zero coupon convertible bonds, and April 19, 2006 and April 19, 2008 for series B zero coupon convertible bonds. During the conversion period, the bondholders may exercise the stock acquisition rights anytime after the closing price of the Company's shares at the Tokyo Stock Exchange on at least one trading day is 115 percent or more of the then applicable conversion price rounded down to the nearest yen. In addition, the bondholders are entitled, at its option, to require the Company to redeem the bonds at a redemption price of 100 percent of the principal amount on October 17, 2008.

12. RETIREMENT AND SEVERANCE BENEFITS

(a) Defined benefit plans

The Company and its subsidiaries have a number of contributory and noncontributory pension plans to provide retirement and severance benefits to substantially all employees.

Under unfunded defined benefit pension plans, employees are entitled to lump-sum payments based on the current rate of pay and the length of service upon retirement or termination of employment for reasons other than dismissal for cause.

Directors, Executive Officers and certain employees are not covered by the programs described above. Certain benefits paid to such persons are charged to income as paid as it is not practicable to compute the liability for future payments since amounts vary with circumstances.

In addition to unfunded defined benefit pension plans, the Company and certain of its subsidiaries make contributions to a number of defined benefits pension plans. During the years ended March 31, 2005 and 2004, the Company and certain subsidiaries amended a portion of their defined benefit plans to cash balance plans.

Under the cash balance plans, each employee has a notional account which represents pension benefits. The balance in the notional account is based on principal credits, which are accumulated as employees render services, and interest credits, which are determined based on the market interest rates.

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2005, 2004 and 2003 consists of the following components:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Service cost	**¥ 85,500**	¥107,002	¥112,948	**$ 799,065**
Interest cost	**63,637**	78,493	97,161	**594,738**
Expected return on plan assets for the period	**(33,749)**	(32,863)	(71,679)	**(315,411)**
Amortization of transition asset	**(208)**	(368)	(421)	**(1,944)**
Amortization of prior service benefit	**(13,842)**	(13,423)	(10,115)	**(129,364)**
Recognized actuarial loss	**100,274**	151,567	107,478	**937,140**
Transfer to defined contribution pension plan	**3,223**	1,557	5,167	**30,121**
Derecognition of previously accrued salary progression due to transfer of substitutional portion	**(16,235)**	(17,215)	–	**(151,729)**
Loss on previously deferred actuarial losses due to transfer of substitutional portion	**105,758**	375,049	–	**988,393**
Curtailment and settlement loss	**173**	1,072	700	**1,617**
Employees' contributions	**(3,187)**	(9,735)	(16,558)	**(29,785)**
Net periodic benefit cost	**291,344**	641,136	224,681	**2,722,841**
Difference between the obligations settled and the assets transferred due to transfer of substitutional portion	**(165,247)**	(411,621)	–	**(1,544,364)**
	¥126,097	¥229,515	¥224,681	**$1,178,477**

Unrecognized transition asset, unrecognized prior service benefit and cost and unrecognized actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees.

Reconciliations of beginning and ending balances of the benefit obligation of the funded defined benefit pension plans and the unfunded defined benefit pension plans and the fair value of the plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Change in benefit obligation:			
Benefit obligation at beginning of year	**¥2,717,784**	¥3,753,375	**$25,399,850**
Service cost	**85,500**	107,002	**799,065**
Interest cost	**63,637**	78,493	**594,738**
Plan amendments	**(57,625)**	(115,859)	**(538,551)**
Actuarial loss	**18,377**	34,676	**171,748**
Benefits paid	**(138,245)**	(175,210)	**(1,292,009)**
Acquisitions and divestitures	**13,559**	(78,689)	**126,720**
Transfer to defined contribution pension plan	**(18,308)**	(19,329)	**(171,103)**
Transfer of substitutional portion	**(368,132)**	(850,697)	**(3,440,486)**
Curtailment and settlement	**(10,956)**	(6,801)	**(102,392)**
Foreign currency exchange rate changes	**1,675**	(9,177)	**15,654**
Benefit obligation at end of year	**2,307,266**	2,717,784	**21,563,234**
Change in plan assets:			
Fair value of plan assets at beginning of year	**1,257,195**	1,513,674	**11,749,486**
Actual return on plan assets	**59,117**	167,115	**552,495**
Employers' contributions	**130,247**	154,832	**1,217,262**
Employees' contributions	**3,187**	9,735	**29,785**
Benefits paid	**(98,183)**	(131,274)	**(917,598)**
Acquisitions and divestitures	**2,441**	(20,334)	**22,813**
Transfer to defined contribution pension plan	**(1,209)**	(8,621)	**(11,299)**
Transfer of substitutional portion	**(186,650)**	(421,861)	**(1,744,393)**
Settlement	**(8,234)**	–	**(76,953)**
Foreign currency exchange rate changes	**1,096**	(6,071)	**10,243**
Fair value of plan assets at end of year	**1,159,007**	1,257,195	**10,831,841**
Funded status	**(1,148,259)**	(1,460,589)	**(10,731,393)**
Unrecognized transition asset	**–**	(208)	**–**
Unrecognized prior service benefit	**(235,757)**	(190,667)	**(2,203,336)**
Unrecognized actuarial loss	**803,104**	1,021,527	**7,505,645**
Net amount recognized in the consolidated balance sheet	**¥ (580,912)**	¥ (629,937)	**$ (5,429,084)**
Amounts recognized in the consolidated balance sheet consist of:			
Prepaid benefit cost	**¥ 2,212**	¥ 1,070	**$ 20,673**
Accrued benefit cost	**(1,033,005)**	(1,273,509)	**(9,654,252)**
Intangible asset	**1,416**	4,727	**13,233**
Accumulated other comprehensive loss	**448,465**	637,775	**4,191,262**
Net amount recognized	**¥ (580,912)**	¥ (629,937)	**$ (5,429,084)**

The Company and substantially all subsidiaries use their year-end as a measurement date. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

	2005	2004
Discount rate	**2.5%**	2.5%
Rate of compensation increase	**2.9%**	3.1%

Weighted-average assumptions used to determine the net periodic pension cost for the years ended March 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Discount rate	**2.5%**	2.5%	3.3%
Expected long-term return on plan assets	**3.0%**	3.7%	3.9%
Rate of compensation increase	**3.1%**	3.3%	3.2%

The expected long-term rate of return on plan assets is developed for each asset class, and is determined primarily on historical returns on the plan assets and other factors.

The accumulated benefit obligation was ¥2,167,152 million ($20,253,757 thousand) as of March 31, 2005 and ¥2,514,233 million as of March 31, 2004.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Plans with accumulated benefit obligations in excess of plan assets:			
Accumulated benefit obligations	**¥2,128,876**	¥2,486,835	**$19,896,037**
Plan assets	**1,118,739**	1,225,906	**10,455,505**
Plans with projected benefit obligations in excess of plan assets:			
Projected benefit obligations	**¥2,306,142**	¥2,709,118	**$21,552,729**
Plan assets	**1,157,541**	1,248,067	**10,818,140**

The Employees Pension Fund (EPF) stipulated by the Japanese Pension Insurance Law is one of the defined benefit pension plans to which the Company and certain domestic subsidiaries had contributed. The pension plans under the EPF are composed of the substitutional portion of Japanese Welfare Pension Insurance and the corporate portion which is the contributory defined benefit pension plan covering substantially all of their employees and provides benefits in addition to the substitutional portion. The Company, certain subsidiaries and their employees had contributed the pension premiums for the substitutional portion and the corporate portion to each EPF. The plan assets of each EPF cannot be specifically allocated to the individual participants nor to the substitutional and corporate portions.

On June 15, 2001, the Japanese government issued a new law concerning defined benefit plans. This law allows a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government. In accordance with the new law, the Company and certain subsidiaries obtained approvals from the government for the exemption from the future benefit obligation and for the return of the past benefit obligation through March 31, 2005. Consequently, the Company and certain subsidiaries transferred the substitutional portion of each of their benefit obligations related to past service and the related portion of the plan assets of the EPF to the government during the years ended March 31, 2005 and 2004. The Company anticipates that all remaining subsidiaries will transfer the substitutional portion of their benefit obligations and return the related portion of the plan assets to the government during the year ending March 31, 2006.

The Company and certain subsidiaries accounted for the entire separation process of the transfer as a single settlement transaction upon the completion of the transfer to the government in accordance with EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities."

The Company's plans to return the substitutional portion of the EPF to the government had been considered in the actuarial assumptions. EITF Issue No. 03-2 requires employers to measure the obligation at current market rates of interest that could be obtained in a transaction with a third-party, nongovernmental entity to settle the obligation. The Company and certain subsidiaries remeasured the substitutional portion of the benefit obligation at April 1, 2002 in accordance with the EITF. As a result of this remeasurement, the benefit obligation as of April 1, 2002 and net periodic benefit costs for the year ended March 31, 2003 increased by ¥283,084 million and ¥24,857 million, respectively.

Asset allocations for the pension plans as of March 31, 2005 and 2004 are as follows:

	2005	2004
Equity securities	**40.9%**	40.6%
Debt securities	**33.2**	23.7
Cash	**7.0**	13.3
Life insurance company general accounts	**6.3**	8.4
Investment trusts	**10.2**	9.0
Other	**2.4**	5.0
	100.0%	100.0%

The objective of investment policy is to generate a stable return on the investment over the long term, which enable the Company's and certain subsidiaries' pension funds to meet their future obligations. In order to achieve the above objective, a target rate of return is established, taking into consideration composition of participants, level of funded status, the Company's and certain subsidiaries' capacity to absorb risks and the current economic environment. Also, a target asset allocation is established to achieve the target rate of return, based on expected rate of return by each asset class, standard deviation of rate of return and correlation coefficient among the assets. The investments are diversified primarily into domestic and foreign equity and debt securities according to the target asset allocation. Rebalancing will occur if market fluctuates in excess of certain levels. The Company and certain subsidiaries periodically review actual returns on assets, economic environments and their capacity to absorb risk and realign the target asset allocation if necessary.

The Company and its subsidiaries expect to contribute ¥112,346 million ($1,049,963 thousand) to their defined benefit plans for the year ending March 31, 2006.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥116,156	$1,085,570
2007	115,196	1,076,598
2008	121,838	1,138,673
2009	131,145	1,225,654
2010	139,483	1,303,579
2011–2015	683,420	6,387,103

(b) Defined contribution plans

The Company and certain subsidiaries have a number of defined contribution plans. The amount of cost recognized for the Company's and certain subsidiaries' contributions to the plans for the years ended March 31, 2005, 2004 and 2003 were ¥10,749 million ($100,458 thousand), ¥7,718 million and ¥6,895 million, respectively.

13. COMMON STOCK

The Company has authorized for issuance 10 billion shares of common stock.

Issued shares, changes in shares and the amount of common stock for the years ended March 31, 2005, 2004 and 2003 are summarized as follows:

		Millions of yen	Thousands of U.S. dollars
	Issued shares	Amount	Amount
Balance as of March 31, 2002	3,338,481,041	¥282,032	
Issued under exchange offerings	29,643,245	–	
Balance as of March 31, 2003	3,368,124,286	282,032	
Issued upon conversion of convertible debentures	590	0	
Balance as of March 31, 2004	3,368,124,876	282,032	$2,635,813
Issued upon conversion of convertible debentures	1,180	1	9
Balance as of March 31, 2005	**3,368,126,056**	**¥282,033**	**$2,635,822**

Issued shares under exchange offerings for the year ended March 31, 2003 include the issuance of 25,143,245, in connection with the Hitachi Unisia Automotive, Ltd. acquisition shares as discussed in note 28.

Conversions of convertible debt issued subsequent to October 1, 1982 into common stock were accounted for in accordance with the provisions of the Japanese Commercial Code by crediting one-half of the conversion price to each of the common stock accounts and the capital surplus accounts.

14. LEGAL RESERVE AND CASH DIVIDENDS

The Japanese Commercial Code provides that earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash should be appropriated as a legal reserve until the total of additional paid in capital and legal reserve equals 25 percent of stated common stock. In addition to reduction of a deficit and transfer to stated common stock, either additional paid in capital or legal reserve may be available for dividends by resolution of the shareholders to the extent that the amount of total additional paid in capital and legal reserve exceeds 25 percent of stated common stock.

Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended March 31, 2005, 2004 and 2003 represent dividends declared during those years and the related appropriations to the legal reserve. A provision has not been made in the accompanying consolidated financial statements for the dividend for the second half year ended March 31, 2005 of ¥5.5 ($0.05) per share, aggregating ¥18,323 million ($171,243 thousand). This dividend will be reported by the Board of Directors at the ordinary general shareholders' meeting in respect to the year ended March 31, 2005.

Cash dividends per share for the years ended March 31, 2005, 2004 and 2003 were ¥11.0 ($0.10), ¥8.0 and ¥6.0, respectively, based on dividends declared with respect to earnings for the periods.

15. TREASURY STOCK

The Japanese Commercial Code (JCC) allows a company to acquire treasury stock upon shareholders' approval to the extent that sufficient distributable funds are available. Effective September 25, 2003, the JCC was amended to no longer require shareholders' approval but Board of Directors' approval to the extent that the Board of Directors' authority was stated in the articles of incorporation. In this connection, the related amendment of the articles of incorporation was approved at the ordinary general shareholders' meeting on June 24, 2004.

Pursuant to the provisions of the JCC, shareholders may request the Company to acquire their shares below a minimum trading lot (1,000 shares) as shares below a minimum trading lot cannot be publicly traded and do not carry a voting right. The JCC also states that a shareholder holding shares less than a minimum trading lot is entitled to request the company to sell its treasury stock, if any, to the shareholder up to a minimum trading lot, provided that sale of treasury stock is allowed under the articles of incorporation. In this connection, the related amendment of the articles of incorporation was approved at the ordinary general shareholders' meeting on June 25, 2003.

The changes in treasury stock for the years ended March 31, 2005, 2004 and 2003 are summarized as follows:

		Millions of yen	Thousands of U.S. dollars
	Shares	Amount	Amount
Balance as of March 31, 2002	370,714	¥ 333	
Acquisition for treasury	2,864,577	1,514	
Balance as of March 31, 2003	3,235,291	1,847	
Acquisition for treasury	67,199,843	30,464	
Sales of treasury stock	(325,161)	(149)	
Balance as of March 31, 2004	70,109,973	32,162	$300,579
Acquisition for treasury	1,697,685	1,177	11,000
Sales of treasury stock	(1,321,295)	(478)	(4,467)
Stock exchange upon a merger (note 28)	(33,937,141)	(15,625)	(146,028)
Balance as of March 31, 2005	**36,549,222**	**¥17,236**	**$161,084**

At the ordinary general shareholders' meetings on June 25, 2003 and June 26, 2002, the Company was authorized to acquire for treasury up to 300,000,000 shares of its common stock each year for an aggregate acquisition amount not exceeding ¥150,000 million and ¥300,000 million, respectively, during the period from the close of the ordinary general shareholders' meeting to the close of the next ordinary general shareholders' meeting, pursuant to the provisions of the JCC.

16. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss, net of related tax effects, displayed in the consolidated statements of stockholders' equity is classified as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Foreign currency translation adjustments:				
Balance at beginning of year	**¥ (95,786)**	¥ (60,948)	¥ (38,012)	**$ (895,196)**
Other comprehensive income (loss), net of reclassification adjustments	**5,320**	(34,275)	(21,833)	**49,720**
Net transfer to minority interests	**(438)**	(563)	(1,103)	**(4,094)**
Balance at end of year	**¥ (90,904)**	¥ (95,786)	¥ (60,948)	**$ (849,570)**
Minimum pension liability adjustments:				
Balance at beginning of year	**¥(329,536)**	¥(698,916)	¥(260,100)	**$(3,079,776)**
Other comprehensive income (loss)	**86,541**	366,707	(438,799)	**808,794**
Net transfer from (to) minority interests	**323**	2,673	(17)	**3,019**
Balance at end of year	**¥(242,672)**	¥(329,536)	¥(698,916)	**$(2,267,963)**
Net unrealized holding gain on available-for-sale securities:				
Balance at beginning of year	**¥ 31,499**	¥ 4,874	¥ 39,997	**$ 294,383**
Other comprehensive income (loss), net of reclassification adjustments	**1,458**	26,635	(35,082)	**13,626**
Net transfer from (to) minority interests	**39**	(10)	(41)	**365**
Balance at end of year	**¥ 32,996**	¥ 31,499	¥ 4,874	**$ 308,374**
Cash flow hedges:				
Balance at beginning of year	**¥ (41)**	¥ (535)	¥ (369)	**$ (383)**
Other comprehensive income (loss), net of reclassification adjustments	**(653)**	49	(147)	**(6,103)**
Net transfer from (to) minority interests	**(250)**	445	(19)	**(2,336)**
Balance at end of year	**¥ (944)**	¥ (41)	¥ (535)	**$ (8,822)**
Total accumulated other comprehensive loss:				
Balance at beginning of year	**¥(393,864)**	¥(755,525)	¥(258,484)	**$(3,680,972)**
Other comprehensive income (loss), net of reclassification adjustments	**92,666**	359,116	(495,861)	**866,037**
Net transfer from (to) minority interests	**(326)**	2,545	(1,180)	**(3,046)**
Balance at end of year	**¥(301,524)**	¥(393,864)	¥(755,525)	**$(2,817,981)**

The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2005, 2004 and 2003 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments.

	Millions of yen		
	2005		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:			
Foreign currency translation adjustments	¥ 4,650	¥ -	¥ 4,650
Minimum pension liability adjustments	147,163	(60,622)	86,541
Net unrealized holding gain on available-for-sale securities	13,174	(5,627)	7,547
Cash flow hedges	(1,233)	373	(860)
	163,754	(65,876)	97,878
Reclassification adjustments for net gain included in net income:			
Foreign currency translation adjustments	670	–	670
Net unrealized holding gain on available-for-sale securities	(10,566)	4,477	(6,089)
Cash flow hedges	259	(52)	207
	(9,637)	4,425	(5,212)
Other comprehensive income, net of reclassification adjustments:			
Foreign currency translation adjustments	5,320	–	5,320
Minimum pension liability adjustments	147,163	(60,622)	86,541
Net unrealized holding gain on available-for-sale securities	2,608	(1,150)	1,458
Cash flow hedges	(974)	321	(653)
	¥154,117	¥(61,451)	¥92,666

	Thousands of U.S. dollars		
	2005		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:			
Foreign currency translation adjustments	$ 43,458	$ -	$ 43,458
Minimum pension liability adjustments	1,375,355	(566,561)	808,794
Net unrealized holding gain on available-for-sale securities	123,122	(52,589)	70,533
Cash flow hedges	(11,524)	3,486	(8,038)
	1,530,411	(615,664)	914,747
Reclassification adjustments for net gain included in net income:			
Foreign currency translation adjustments	6,262	-	6,262
Net unrealized holding gain on available-for-sale securities	(98,748)	41,841	(56,907)
Cash flow hedges	2,421	(486)	1,935
	(90,065)	41,355	(48,710)
Other comprehensive income, net of reclassification adjustments:			
Foreign currency translation adjustments	49,720	-	49,720
Minimum pension liability adjustments	1,375,355	(566,561)	808,794
Net unrealized holding gain on available-for-sale securities	24,374	(10,748)	13,626
Cash flow hedges	(9,103)	3,000	(6,103)
	$1,440,346	$(574,309)	$866,037

	Millions of yen		
	2004		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:			
Foreign currency translation adjustments	¥ (42,535)	¥ –	¥ (42,535)
Minimum pension liability adjustments	619,719	(253,012)	366,707
Net unrealized holding gain on available-for-sale securities	66,059	(26,678)	39,381
Cash flow hedges	(722)	62	(660)
	642,521	(279,628)	362,893
Reclassification adjustments for net gain included in net income:			
Foreign currency translation adjustments	8,260	–	8,260
Net unrealized holding gain on available-for-sale securities	(21,599)	8,853	(12,746)
Cash flow hedges	722	(13)	709
	(12,617)	8,840	(3,777)
Other comprehensive income, net of reclassification adjustments:			
Foreign currency translation adjustments	(34,275)	–	(34,275)
Minimum pension liability adjustments	619,719	(253,012)	366,707
Net unrealized holding gain on available-for-sale securities	44,460	(17,825)	26,635
Cash flow hedges	0	49	49
	¥629,904	¥(270,788)	¥359,116

	Millions of yen		
	2003		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:			
Foreign currency translation adjustments	¥ (21,294)	¥ –	¥ (21,294)
Minimum pension liability adjustments	(744,779)	305,980	(438,799)
Net unrealized holding gain on available-for-sale securities	(54,607)	22,789	(31,818)
Cash flow hedges	(953)	388	(565)
	(821,633)	329,157	(492,476)
Reclassification adjustments for net gain included in net income:			
Foreign currency translation adjustments	(539)	–	(539)
Net unrealized holding gain on available-for-sale securities	(5,642)	2,378	(3,264)
Cash flow hedges	707	(289)	418
	(5,474)	2,089	(3,385)
Other comprehensive loss, net of reclassification adjustments:			
Foreign currency translation adjustments	(21,833)	–	(21,833)
Minimum pension liability adjustments	(744,779)	305,980	(438,799)
Net unrealized holding gain on available-for-sale securities	(60,249)	25,167	(35,082)
Cash flow hedges	(246)	99	(147)
	¥(827,107)	¥331,246	¥(495,861)

17. COMMITMENTS AND CONTINGENCIES

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately ¥31,258 million ($292,131 thousand) as of March 31, 2005.

Hitachi Capital Corporation (HCC), a financing subsidiary of the Company, provides guarantees to financial institutions for extending loans to customers of HCC. As of March 31, 2005, the undiscounted maximum potential future payments under such guarantees amounted to ¥548,504 million ($5,126,206 thousand). The Company has accrued ¥6,099 million ($57,000 thousand) as an obligation to stand ready to perform over the term of the guarantees in the event the customer can not make its scheduled payments.

HCC provides certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, HCC provides credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments to its affiliates.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of March 31, 2005 is as follows:

	Millions of yen	Thousands of U.S. dollars
	2005	**2005**
Total commitment available	**¥656,825**	**$6,138,552**
Amount utilized	**18,421**	**172,159**
Balance available	**¥638,404**	**$5,966,393**

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain of its subsidiaries have line of credit arrangements with banks in order to secure a source of working capital. The unused line of credit as of March 31, 2005 amounted to ¥183,014 million ($1,710,411 thousand).

As of March 31, 2005, outstanding commitments for the purchase of property, plant and equipment were approximately ¥35,937 million ($335,860 thousand).

The Company and its subsidiaries generally warrant its products over respective warranty periods. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the years ended March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Balance at beginning of year	**¥107,774**	¥105,297	**$1,007,234**
Expense recognized upon issuance of warranties	**76,510**	56,422	**715,047**
Payment of cash or in kind	**(55,264)**	(50,471)	**(516,486)**
Other, including effect of foreign currency translation	**(71)**	(3,474)	**(664)**
Balance at end of year	**¥128,949**	¥107,774	**$1,205,131**

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

As of March 31, 2005 and 2004, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Notes discounted	**¥ 4,853**	¥ 3,839	**$ 45,355**
Notes endorsed	**6,644**	15,592	**62,094**
	¥11,497	¥19,431	**$107,449**

As of March 31, 2005, certain subsidiaries pledge a portion of their assets as collateral for bank loans, trade payables and other liabilities as follows:

	Millions of yen	Thousands of U.S. dollars
	2005	**2005**
Cash and cash equivalents	**¥ 117**	**$ 1,093**
Short-term investments	**247**	**2,308**
Other current assets	**1,833**	**17,131**
Investments and advances	**112**	**1,047**
Land	**7,437**	**69,505**
Buildings	**9,053**	**84,607**
Machinery and equipment	**5,910**	**55,234**
	¥24,709	**$230,925**

The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the financial position and results of operations of the Company.

18. IMPAIRMENT LOSSES FOR LONG-LIVED ASSETS

The Company and certain subsidiaries recognized impairment losses for long-lived assets for the years ended March 31, 2005, 2004 and 2003 in the amount of ¥26,797 million ($250,439 thousand), ¥26,085 million and ¥8,474 million, respectively.

For the year ended March 31, 2005, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥8,517 million ($79,598 thousand) in the Electronic Devices division, ¥4,954 million ($46,299 thousand) in the High Functional Materials & Components division and ¥4,453 million ($41,617 thousand) in the Corporate division. These losses were mainly the result of change in the extent or manner the assets were used and were determined based primarily on discounted future cash flows.

For the year ended March 31, 2004, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥13,391 million in the Corporate division and ¥8,175 million in the Information & Telecommunication Systems division. These losses, in part, were the result of change in the manner the assets were used.

For the year ended March 31, 2003, the majority of the impairment losses were recorded on the Company's Device Development Center, which develops semiconductor products, resulted from the Company's realignment of the semiconductor operations.

19. RESTRUCTURING CHARGES

Certain losses incurred in the reorganization of the Company's operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Special termination benefits	**¥29,426**	¥18,155	¥ –	**$275,009**
Loss on fixed assets	**3,881**	10,458	–	**36,271**
Total restructuring charges	**¥33,307**	¥28,613	¥ –	**$311,280**

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the FASB's EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination covered by EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," or with a disposal activity covered by SFAS No. 144. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and measured at fair value. The provisions of the statement were effective for exit or disposal activities that were initiated after December 31, 2002. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the Company. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits accepted by the employees. An analysis of the accrued special termination benefits for the years ended March 31, 2005, 2004 and 2003 is as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Balance at beginning of the year	**¥ 908**	¥ –	¥114,266	**$ 8,486**
New charges	**29,426**	18,155	–	**275,009**
(employees to be terminated)	**3,714**	2,143	–	**–**
Cash payments	**(15,939)**	(17,247)	(114,213)	**(148,962)**
(employees actually terminated)	**2,334**	2,037	10,077	**–**
Foreign currency exchange rate changes	**(6)**	–	(53)	**(56)**
Balance at end of the year	**¥14,389**	¥ 908	¥ –	**$134,477**

The following represent significant restructuring activities for the year ended March 31, 2005 by business line:

1. Information & Telecommunication Systems division restructured in order to strengthen its business structure primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥16,666 million ($155,757 thousand). The liabilities for special termination benefits amounting to ¥9,599 million ($89,710 thousand) at March 31, 2005 will be paid by March 2006. Total restructuring charges during the year ended March 31, 2005 amounted to ¥16,708 million ($156,150 thousand).

2. Digital Media & Consumer Products division restructured mainly its digital media plants in order to reorganize digital media operations primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥8,080 million ($75,514 thousand). The liabilities for special termination benefits amounting to ¥2,696 million ($25,196 thousand) will be paid by March 2006. Total restructuring charges during the year ended March 31, 2005 amounted to ¥9,685 million ($90,514 thousand).

3. High Functional Materials & Components division restructured its magnetic materials operations and cable operations in order to strengthen its management structure. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥1,711 million ($15,991 thousand) and were paid by March 2005. Total restructuring charges during the year ended March 31, 2005 amounted to ¥3,945 million ($36,869 thousand).

The following represent significant restructuring activities for the year ended March 31, 2004 by business line:

1. Power & Industrial Systems division restructured in order to address the general weakness in demand primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2004 amounted to ¥1,414 million. The liabilities for special termination benefits amounting to ¥715 million were paid by March 2005. Total restructuring charges during the year ended March 31, 2004 consisted only of special termination benefits.
2. Digital Media & Consumer Products division restructured its consumer products plants and related distribution network in order to address the general weakness in consumer demand primarily, in Japan. The accrued special termination benefits expensed during the year ended March 31, 2004 amounted to ¥14,394 million. The liabilities for special termination benefits amounting to ¥26 million were paid by March 2005. Total restructuring charges during the year ended March 31, 2004 amounted to ¥17,760 million.
3. High Functional Materials & Components division restructured its semiconductor packaging materials operations because the business environment took a dramatic downturn in Japan. The accrued special termination benefits expensed during the year ended March 31, 2004 amounted to ¥2,347 million. The liabilities for special termination benefits amounting to ¥167 million were paid by March 2005. Total restructuring charges during the year ended March 31, 2004 amounted to ¥9,439 million.

20. OTHER INCOME AND OTHER DEDUCTIONS

The following items are included in other income or other deductions for the years ended March 31, 2005, 2004 and 2003.

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Net gain (loss) on securities	**¥46,463**	¥130,175	¥ (660)	**$434,234**
Equity in earnings (losses) of affiliated companies	**(162)**	10,120	(15,803)	**(1,514)**
Net gain (loss) on sale and disposal of rental assets and other property	**(9,545)**	1,715	23,658	**(89,206)**
Exchange gain (loss)	**4,389**	(17,484)	(18,262)	**41,019**

"Other income" for the year ended March 31, 2005 includes a net gain of ¥14,422 million ($134,785 thousand) from issuance of stock by certain subsidiaries and affiliated companies which resulted in changes of the Company's ownership interest.

"Other deductions" for the year ended March 31, 2003 includes a net periodic benefit cost of ¥24,857 million which was generated as the result of adopting EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," as described in note 12.

21. SALES OF STOCK BY SUBSIDIARIES OR AFFILIATED COMPANIES

In November 2004, Elpida Memory, Inc., an affiliated company which is a Japanese manufacturer of Dynamic Random Access Memory silicon chips, issued 29,150,000 shares of common stock at ¥3,325 ($31) per share to third parties with the initial public offering. In December 2004, Elpida Memory, Inc. issued 2,700,000 shares of common stock at ¥3,325 ($31) per share to a third party. As a result of the issuance of new shares, the Company's ownership interest of common stock decreased from 50.0% to 25.0% at March 31, 2005.

The Company provided deferred tax liability on this gain.

22. NET INCOME PER SHARE INFORMATION

The reconciliations of the numbers and the amounts used in the basic and diluted net income per share computations are as follows:

			Number of shares
	2005	2004	2003
Weighted average number of shares on which basic net income per share is calculated	**3,316,354,127**	3,303,624,737	3,351,624,705
Effect of dilutive securities:			
Series A zero coupon convertible bonds	**22,265,365**	–	–
Series B zero coupon convertible bonds	**22,265,365**	–	–
Stock options	**215,813**	134,551	–
Number of shares on which diluted net income per share is calculated	**3,361,100,670**	3,303,759,288	3,351,624,705

			Millions of yen	Thousands of U.S. dollars
	2005	2004	2003	**2005**
Net income applicable to common stockholders	**¥51,496**	¥15,876	¥27,867	**$481,271**
Effect of dilutive securities:				
Series A zero coupon convertible bonds	**1**	–	–	**9**
Series B zero coupon convertible bonds	**1**	–	–	**9**
Other	**(579)**	(192)	(402)	**(5,410)**
Net income on which diluted net income per share is calculated	**¥50,919**	¥15,684	¥27,465	**$475,879**

			Yen	U.S. dollars
Net income per share:				
Basic	**¥15.53**	¥4.81	¥8.31	**$0.15**
Diluted	**15.15**	4.75	8.19	**0.14**

The net income per share computations for the years ended March 31, 2004 and 2003 exclude 6th and 7th series convertible debentures because their effect would have been antidilutive. The net income per share computation for the year ended March 31, 2005 excludes 7th series convertible debentures because their effect would have been antidilutive. In addition, 6th and 7th series convertible debentures were redeemed in September 2003 and September 2004, respectively.

23. SUPPLEMENTARY INCOME INFORMATION

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Taxes other than income taxes consist of the following:				
Property	**¥ 39,597**	¥ 40,001	¥ 45,318	**$ 370,066**
Welfare	**192,763**	199,630	203,196	**1,801,523**
Other	**22,890**	12,969	12,277	**213,925**
	¥255,250	¥252,600	¥260,791	**$2,385,514**
Maintenance and repairs	**¥ 73,952**	¥ 69,084	¥ 83,660	**$ 691,140**
Research and development expense	**388,634**	371,825	377,154	**3,632,093**
Advertising expense	**53,405**	48,512	52,165	**499,112**
Rent	**137,179**	142,649	156,552	**1,282,047**

24. SUPPLEMENTARY CASH FLOW INFORMATION

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Cash paid during the year for:				
Interest	**¥ 30,706**	¥32,128	¥35,932	**$ 286,972**
Income taxes	**123,541**	93,858	94,013	**1,154,589**

Convertible debentures issued by the Company of ¥2 million ($19 thousand) in 2005 and ¥1 million in 2004 were converted into common stock. Convertible debentures issued by subsidiaries of ¥11,054 million ($103,308 thousand) in 2005, ¥6,769 million in 2004 and ¥4,728 million in 2003 were converted into subsidiaries' common stock. Capital lease assets of ¥2,109 million ($19,710 thousand) in 2005, ¥3,998 million in 2004 and ¥4,050 million in 2003 were capitalized.

During the years ended March 31, 2005 and 2003, the Company acquired and merged some of its subsidiaries and affiliated companies through exchange of equity securities procedure as shown in note 28.

The proceeds from sale of securities classified as available-for-sale discussed in note 4 are included in both "(Increase) decrease in short-term investments" and "Proceeds from sale of investments and subsidiaries' common stock" on the consolidated statements of cash flows.

25. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximately 35% of their sales from overseas. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company's financing subsidiaries in London, New York and Singapore issue U.S. dollar denominated, variable rate, medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company's principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with the Company's policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

Interest rate risk management

The Company's and certain subsidiaries' exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

The Company and certain financing subsidiaries mainly finance a portion of their operations by long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, the Company and certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to the variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, the Company and certain financing subsidiaries receive fixed interest rate payments associated with medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Interest charges for the years ended March 31, 2005 and 2004 include losses of ¥716 million ($6,692 thousand) and ¥1,098 million, respectively, which represents the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2005, 2004 and 2003.

Cash flow hedge

Foreign currency exposure

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

Exchange gain for the year ended March 31, 2005 include losses of ¥351 million ($3,280 thousand) which represents the component excluded from the assessment of hedge effectiveness. The sum of the amount of the hedging ineffectiveness is not material for the years ended March 31, 2005, 2004 and 2003.

It is expected that approximately ¥94 million ($879 thousand) of gains recorded in AOCI relating to existing forward exchange contracts will be reclassified into other income and other deductions during the year ending March 31, 2006.

As of March 31, 2005, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 39 months.

Interest rate exposure

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the years ended March 31, 2004 and 2003 include losses of ¥356 million and ¥497 million, respectively, which represents the component excluded from the assessment of hedge effectiveness. Net gain or loss excluded from the assessment of hedge effectiveness is not material for the year ended March 31, 2005. Interest charges for the years ended March 31, 2005 and 2004 include losses of ¥202 million ($1,888 thousand) and ¥257 million, respectively, which represents the component of the hedging ineffectiveness. Ineffectiveness was not material for the year ended March 31, 2003.

During the year ending March 31, 2006, approximately ¥175 million ($1,636 thousand) of losses recorded in AOCI related to the interest rate swaps are expected to be reclassified into interest charges as a yield adjustment of the hedged debt obligations.

The contract or notional amounts of derivative financial instruments held as of March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Forward exchange contracts:			
To sell foreign currencies	**¥282,333**	¥235,750	**$2,638,626**
To buy foreign currencies	**62,104**	29,462	**580,411**
Cross currency swap agreements:			
To sell foreign currencies	**91,732**	23,896	**857,308**
To buy foreign currencies	**148,007**	132,842	**1,383,243**
Interest rate swaps	**571,395**	445,609	**5,340,140**
Option contracts	**19,152**	8,708	**178,991**

26. CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

27. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investment in securities

The fair value of investment in securities is estimated based on quoted market prices for these or similar securities.

Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the Company's and its subsidiaries' incremental borrowing rates for similar borrowing arrangements.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

Derivative financial instruments

The fair values of forward exchange contracts, cross currency swap agreements, interest rate swaps and option contracts are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions.

The carrying amounts and estimated fair values of the financial instruments as of March 31, 2005 and 2004 are as follows:

	Millions of yen				Thousands of U.S. dollars	
	2005		2004		2005	
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investment in securities:						
Short-term investments	**¥ 146,568**	**¥ 146,568**	¥ 177,949	¥ 177,949	**$ 1,369,794**	**$ 1,369,794**
Investments and advances	**315,129**	**315,143**	312,484	312,489	**2,945,130**	**2,945,262**
Derivatives (Assets):						
Forward exchange contracts	**683**	**683**	3,422	3,422	**6,383**	**6,383**
Cross currency swap agreements	**1,109**	**1,109**	1,961	1,961	**10,364**	**10,364**
Interest rate swaps	**1,407**	**1,407**	2,024	2,024	**13,150**	**13,150**
Option contracts	**–**	**–**	3	3	**–**	**–**
Long-term debt	**(1,825,895)**	**(1,826,562)**	(1,873,749)	(1,893,728)	**(17,064,439)**	**(17,070,673)**
Derivatives (Liabilities):						
Forward exchange contracts	**(5,211)**	**(5,211)**	(353)	(353)	**(48,701)**	**(48,701)**
Cross currency swap agreements	**(6,478)**	**(6,478)**	(8,610)	(8,610)	**(60,542)**	**(60,542)**
Interest rate swaps	**(5,603)**	**(5,603)**	(3,669)	(3,669)	**(52,364)**	**(52,364)**
Option contracts	**(237)**	**(237)**	(60)	(60)	**(2,215)**	**(2,215)**

It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at March 31, 2005 and 2004 totaled ¥77,755 million ($726,682 thousand) and ¥77,242 million, respectively.

28. MERGER AND ACQUISITION

On May 28, 2002, the Company signed a share exchange agreement with Hitachi Unisia Automotive, Ltd., former UNISIA JECS Corporation (UJ), to assume full ownership of UJ by exchanging 0.197 of the Company's common stock for each share of UJ common stock outstanding. The Company and UJ obtained third party valuations of the respective share prices which were used as a basis in negotiating the share exchange ratio. On October 1, 2002, the Company issued 25,143,245 shares of common stock, in the amount of ¥23,635 million based on the quoted market price of ¥940 per share as of the announcement date, April 18, 2002, for exchange with the UJ registered shareholders as of September 30, 2002.

UJ manufactures automotive systems and components that support every area of basic vehicle function. The Company has strategically targeted the automotive products business and the purpose of making UJ a wholly owned subsidiary is to further expand this business.

The effects of the acquisition to the balance sheet as of October 1, 2002 are as follows:

	Millions of yen
Current assets	¥ 68,427
Non-current assets	121,248
Goodwill	10,435
Current liabilities	(99,453)
Non-current liabilities	(76,120)
Net assets acquired	(23,635)
Net assets previously acquired	(902)

The results of operations of UJ for the period from October 1, 2002 to March 31, 2003 are included in the accompanying consolidated statements of operations. On a pro forma basis, revenue, net income and the per share information of the Company, with an assumed acquisition date for UJ of April 1, 2002 would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the year ended March 31, 2003.

On May 25, 2004, the Company signed a merger agreement with TOKICO LTD. (TOKICO) and UJ and, on October 1, 2004, acquired full ownership of TOKICO by exchanging 0.521 of the Company's treasury stock for each of TOKICO's common stocks outstanding. Before the transaction, the Company and certain subsidiaries had owned approximately 42% of TOKICO, which had been accounted for under the equity method. The Company and TOKICO obtained third party appraisals of the respective share prices which were used as a basis of negotiation over the share exchange ratio. On October 1, 2004, the Company issued 33,937,141 shares of treasury stock, in the amount of ¥28,134 million ($262,935 thousand) calculated by using the quoted market price of ¥829 ($7.7) per share as of the announcement date, March 26, 2004, for the exchange with the TOKICO's shareholders registered as of September 30, 2004. As a result, ¥12,509 million ($116,907 thousand) of gains on stock exchange upon the merger was credited to capital surplus.

TOKICO manufactures automotive components and pneumatic equipment. As described above, the Company has strategically targeted the automotive products business and the purpose of the merger with TOKICO is to further expand this business.

The effects of the merger to the Company's consolidated financial position as of October 1, 2004 were not material. On a pro forma basis, revenue, net income and the per share information of the Company with an assumed merger date for TOKICO of April 1, 2004 and 2003 would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2005 and 2004.

On December 31, 2002, the Company purchased a majority ownership interest in a company to which the hard disk drive operations and related intellectual property portfolio had been transferred from International Business Machines Corp. (IBM) for a total cash purchase price (excluding acquisition costs) of ¥222,262 million, including certain purchase price adjustments subsequent to the initial purchase date. The purchase price and the amount of goodwill recorded upon acquisition may be reduced. The purchase price is payable in three installments, of which the first two installments were paid in the years ended March 31, 2003 and 2004, with the remaining payment due in December 2005.

On January 1, 2003, this company began operating as Hitachi Global Storage Technologies Netherlands B.V. (HGST). HGST offers a full array of hard disk drives and this acquisition will complement and expand the Company's product portfolio, production capacity, research and development and distribution channels globally.

Upon closing, the Company obtained full voting rights to HGST and, as a result, has consolidated all of its assets and liabilities in the consolidated balance sheet, with the remaining installment payments recorded as liabilities.

The amounts assigned to each major asset and liability caption of HGST at the acquisition date are as follows:

	Millions of yen
Current assets	¥ 94,865
Non-current assets	184,326
Goodwill	15,138
Current liabilities	(35,948)
Non-current liabilities	(32,159)
Net assets acquired	(226,222)

The purchase price upon closing is as follows:

	Millions of yen
Cash paid to IBM in the years ended March 31, 2003 and 2004	¥180,251
Cash to be paid to IBM	42,011
Direct acquisition costs	3,960
Total purchase price	¥226,222

In-process research and development assets amounting to ¥2,787 million have been acquired as part of the purchase and have been written off at the date of acquisition as these assets are considered as not having alternative use. The write-off has been recorded as selling, general and administrative expenses.

The results of operations of the acquired company beginning on December 31, 2002 are included in the accompanying consolidated statements of operations. On a pro forma basis, revenue, net loss and the per share information of the Company, with an assumed acquisition date of April 1, 2002 are as follows:

	Unaudited
	Millions of yen
	2003
Revenue	¥8,541,202
Net loss	(149,891)

	Yen
	2003
Basic net loss	¥(44.72)
Diluted net loss	(44.84)

29. STOCK OPTION PLANS

The Company and certain subsidiaries have stock option plans. Under the Company's stock option plans, non-employee directors, executive officers and certain employees have been granted stock options to purchase the Company's common stock. Under these stock option plans, options were granted at prices not less than market value at the date of grant and are exercisable from one year after the date of grant and expire four or five years after the date of grant. The Company and certain subsidiaries recognized no material stock-based compensation expense for the years ended March 31, 2005, 2004 and 2003.

A summary of the Company's stock option plans activity for the years ended March 31, 2005, 2004 and 2003 is as follows:

	2005		2004		2003		**2005**
	Stock options (shares)	Weighted-average exercised price	Stock options (shares)	Weighted-average exercised price	Stock options (shares)	Weighted-average exercised price	Weighted-average exercised price
Outstanding at beginning of year	**2,194,000**	**¥ 866**	1,165,000	¥1,314	1,437,000	¥1,314	**$ 8**
Granted	**1,278,000**	**780**	1,305,000	561	–	–	**7**
Exercised	**(585,000)**	**561**	–	–	–	–	**5**
Forfeited	**(196,000)**	**1,174**	(276,000)	1,315	(272,000)	1,311	**11**
Outstanding at end of year	**2,691,000**	**¥ 869**	2,194,000	¥ 866	1,165,000	¥1,314	**$ 8**

	2005	2004	2003
Weighted-average remaining contractual life	**2.5 years**	2.8 years	3.1 years
Options exercisable at end of year	**1,413,000 shares**	889,000 shares	1,165,000 shares

The exercise prices of the stock options outstanding as of March 31, 2005 are ¥1,451 ($13.56), ¥1,270 ($11.87), ¥561 ($5.24), ¥782 ($7.31) and ¥705 ($6.59).

In addition, in April 2005, the Board of Directors decided to propose the adoption of stock option plans for non-employee directors, executive officers and certain employees to the general shareholders' meeting to be held in June 2005. In accordance with the proposals, up to 1,500,000 options to purchase of the Company's common stock will be granted at exercise prices not less than market value at the date of grant, and are exercisable from one year after the date of grant and expire four years after the date of grant.

Report of Independent Registered Public Accounting Firm



To the Stockholders and Board of Directors of
Hitachi, Ltd.:

We have audited the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated statements of operations, stockholders' equity, and cash flows of the Company for the year ended March 31, 2003 were audited by other auditors whose report dated May 15, 2003 expressed a qualified opinion on those statements with respect to the omission of segment information required to be disclosed in financial statements under U.S. generally accepted accounting principles. Such disclosure is not required by foreign issuers in Securities Exchange Act filings with the United States Securities and Exchange Commission.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company's consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." In our opinion, disclosure of this information is required by accounting principles generally accepted in the United States.

In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the 2005 and 2004 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

We have also recomputed the translation of the consolidated financial statements as of and for the year ended March 31, 2005 into United States dollars. In our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis described in Note 3.

Ernst & Young ShinNihon

Tokyo, Japan
May 18, 2005

Five-Year Summary

Hitachi, Ltd. and Subsidiaries

					Millions of yen
	2005	2004	2003	2002	2001
For the year:					
Revenues	**¥9,027,043**	¥8,632,450	¥ 8,191,752	¥7,993,784	¥ 8,416,982
Operating income (loss) (note)	**279,055**	184,863	152,967	(117,415)	342,312
Net income (loss)	**51,496**	15,876	27,867	(483,837)	104,380
Cash dividends declared	**36,462**	26,385	20,107	10,013	36,716
Capital investment					
(Property, plant and equipment)	**959,593**	816,547	787,496	856,279	971,095
Depreciation (Property, plant and equipment)	**425,080**	436,053	480,274	529,418	505,507
R&D expenditures	**388,634**	371,825	377,154	415,448	435,579
At year-end:					
Total assets	**9,736,247**	9,590,322	10,179,389	9,915,654	11,246,608
Net property, plant and equipment	**2,357,931**	2,232,862	2,601,050	2,514,424	2,674,957
Stockholders' equity	**2,307,831**	2,168,131	1,853,212	2,304,224	2,861,502
					Yen
Per share information:					
Net income (loss):					
Basic	**¥ 15.53**	¥ 4.81	¥ 8.31	¥(144.95)	¥ 31.27
Diluted	**15.15**	4.75	8.19	(144.95)	30.32
Net income (loss) per ADS					
(representing 10 shares):					
Basic	**155**	48	83	(1,450)	313
Diluted	**151**	47	82	(1,450)	303
Cash dividends declared	**11.0**	8.0	6.0	3.0	11.0
Cash dividends declared per ADS					
(representing 10 shares)	**110**	80	60	30	110
Stockholders' equity	**692.73**	657.42	550.76	690.28	857.27
Number of employees	**347,424**	326,344	339,572	321,517	340,939

Note: In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the remeasurement of the obligation upon adoption of EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," are included as part of operating income (loss) for the years ended March 31, 2005, 2004 and 2003. See the consolidated statements of operations and notes 18, 19 and 20 to the consolidated financial statements.

The restructuring charges mainly represent special termination benefits incurred with the reorganization of our business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio. Impairment losses, the restructuring charges and net loss on sale and disposal of rental assets and other property for the years ended March 31, 2002 and 2001 totaled ¥349,361 million and ¥16,590 million, respectively.

Corporate Data

(As of March 31, 2005)

Corporate Name
Hitachi, Ltd.
(Kabushiki Kaisha Hitachi Seisakusho)

Principal Office
6-6, Marunouchi 1-chome, Chiyoda-ku,
Tokyo, 100-8280, Japan

Founded
1910 (Incorporated in 1920)

Number of Employees
347,424

Number of Shares Issued
Common Stock: 3,368,126,056 shares

Number of Shareholders
434,157

Transfer Agent for the Shares
Tokyo Securities Transfer Agent Co., Ltd.
4-2, Marunouchi, 1-chome, Chiyoda-ku,
Tokyo, 100-0005, Japan
TEL: +81-3-3212-4611

Depositary and Registrar for American Depositary Receipts
(New York Stock Exchange Listed Symbol — HIT)
Citibank, N.A. Shareholder Services
P.O. Box 43077
Providence, Rhode Island 02940-3077 USA

TEL: U.S.A. 1-877-248-4237 CITI-ADR
International +1-816-843-4281
E-mail: citibank@shareholders-online.com
URL: www.citigroup.com/adr

Overseas Stock Exchange Listings
Luxembourg, Frankfurt, Euronext Amsterdam,
Euronext Paris and New York stock exchanges

Japanese Stock Exchange Listings
Tokyo, Osaka, Nagoya, Fukuoka
and Sapporo stock exchanges

Independent Registered Public Accounting Firm
Ernst & Young ShinNihon

URL
http://www.hitachi.com

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations

JAPAN
Hitachi, Ltd.
6-6, Marunouchi 1-chome, Chiyoda-ku,
Tokyo, 100-8280, Japan
TEL: +81-3-3258-1111
E-mail: IR@hdq.hitachi.co.jp

U.S.A.
Hitachi America, Ltd.
2000 Sierra Point Parkway, Brisbane,
California 94005-1835
TEL: +1-650-244-7902
E-mail: investor.info@hal.hitachi.com

U.K.
Hitachi Europe Ltd.
Whitebrook Park, Lower Cookham Road,
Maidenhead Berkshire SL6 8YA
TEL: +44-1628-585379
E-mail: investor.info@hitachi-eu.com

CHINA
Hitachi (China) Investment, Ltd.
18F Beijing Fortune Bldg.,
5 Don San Huan Bei Lu, Cao Yang District, Beijing 100004
TEL: +86-10-6590-8141
E-mail: investor.info@hitachi.cn

HITACHI
Inspire the Next


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